

2024 ANNUAL REPORT

CARNIVAL CORPORATION & PLC
2024 ANNUAL REPORT

TABLE OF CONTENTS

Cautionary Note Concerning Factors That May Affect Future Results

Some of the statements, estimates or projections contained in this document are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to us, including some statements concerning future results, operations, outlooks, plans, goals, reputation, cash flows, liquidity and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts are statements that could be deemed forward-looking. These statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and the beliefs and assumptions of our management. We have tried, whenever possible, to identify these statements by using words like "will," "may," "could," "should," "would," "believe," "depends," "expect," "goal," "aspiration," "anticipate," "forecast," "project," "future," "intend," "plan," "estimate," "target," "indicate," "outlook," and similar expressions of future intent or the negative of such terms.

Forward-looking statements include those statements that relate to our outlook and financial position including, but not limited to, statements regarding:

- Pricing
- Booking levels
- Occupancy
- Interest, tax and fuel expenses
- Currency exchange rates
- Goodwill, ship and trademark fair values
- Liquidity and credit ratings
- Investment grade leverage metrics
- Estimates of ship depreciable lives and residual values
- Adjusted return on invested capital ("ROIC")

Because forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied by our forward-looking statements. This note contains important cautionary statements of the known factors that we consider could materially affect the accuracy of our forward-looking statements and adversely affect our business, results of operations and financial position. These factors include, but are not limited to, the following:

- *Events and conditions around the world, including geopolitical uncertainty, war and other military actions, pandemics, inflation, higher fuel prices, higher interest rates and other general concerns impacting the ability or desire of people to travel could lead to a decline in demand for cruises as well as have significant negative impacts on our financial condition and operations.*

- *Incidents concerning our ships, guests or the cruise industry may negatively impact the satisfaction of our guests and crew and lead to reputational damage.*

- *Changes in and non-compliance with laws and regulations under which we operate, such as those relating to health, environment, safety and security, data privacy and protection, anti-money laundering, anti-corruption, economic sanctions, trade protection, labor and employment, and tax may be costly and lead to litigation, enforcement actions, fines, penalties and reputational damage.*

- *Factors associated with climate change, including evolving and increasing regulations, increasing global concern about climate change and the shift in climate conscious consumerism and stakeholder scrutiny, and increasing frequency and/or severity of adverse weather conditions could have a material impact on our business.*

- *Inability to meet or achieve our targets, goals, aspirations, initiatives, and our public statements and disclosures regarding them, including those related to sustainability matters, may expose us to risks that may adversely impact our business.*

- *Cybersecurity incidents and data privacy breaches, as well as disruptions and other damages to our principal offices, information technology operations and system networks and failure to keep pace with developments in technology have adversely impacted and may in the future materially adversely impact our business operations, the satisfaction of our guests and crew and may lead to fines, penalties and reputational damage.*

- *The loss of key team members, our inability to recruit or retain qualified shoreside and shipboard team members and increased labor costs could have an adverse effect on our business and results of operations.*

- *Increases in fuel prices, changes in the types of fuel consumed and availability of fuel supply may adversely impact our scheduled itineraries and costs.*
- *We rely on suppliers who are integral to the operations of our businesses. These suppliers and service providers may be unable to deliver on their commitments, which could negatively impact our business.*
- *Fluctuations in foreign currency exchange rates may adversely impact our financial results.*
- *Overcapacity and competition in the cruise and land-based vacation industry may negatively impact our cruise sales, pricing and destination options.*
- *Inability to implement our shipbuilding programs and ship repairs, maintenance and refurbishments may adversely impact our business operations and the satisfaction of our guests.*
- *We require a significant amount of cash to service our debt and sustain our operations. Our ability to generate cash depends on many factors, including those beyond our control, and we may not be able to generate cash required to service our debt and sustain our operations.*
- *Our substantial debt could adversely affect our financial health and operating flexibility.*

The ordering of the risk factors set forth above is not intended to reflect our indication of priority or likelihood. Additionally, many of these risks and uncertainties are currently, and in the future may continue to be, amplified by our substantial debt balance incurred during the pause of our guest cruise operations. There may be additional risks that we consider immaterial or which are unknown.

Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant stock exchange rules, we expressly disclaim any obligation to disseminate, after the date of this document, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

Forward-looking and other statements in this document may also address our sustainability progress, plans, and goals (including climate change- and environmental-related matters). In addition, historical, current, and forward-looking sustainability- and climate-related statements may be based on standards and tools for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions and predictions that are subject to change in the future and may not be generally shared.

Adjusted ROIC provides additional information to us and investors about our operating performance relative to the capital we have invested in the company. We define adjusted ROIC as the twelve-month adjusted net income (loss) before interest expense and interest income divided by the monthly average of debt plus equity minus construction-in-progress, excess cash, goodwill and intangibles.

COMPANY

Carnival Corporation & plc is the largest global cruise company, and among the largest leisure travel companies, with a portfolio of world-class cruise lines — AIDA Cruises, Carnival Cruise Line, Costa Cruises, Cunard, Holland America Line, P&O Cruises (Australia), P&O Cruises (UK), Princess Cruises, and Seabourn.

During 2024, we announced that we will sunset the P&O Cruises (Australia) brand and fold its Australia operations into Carnival Cruise Line in March 2025.

Purpose & Mission

To deliver unforgettable happiness to our guests by providing extraordinary cruise vacations, while honoring the integrity of every ocean we sail, place we visit and life we touch.

Vision

As the global leader in the cruise industry, we will lead the way in innovative and sustainable cruising to deliver memorable vacations and build borderless connections.

2024 Executive Overview

We had a strong year, setting records and achieving milestones, including:

- Full year revenues hit an all-time high of $25 billion, over 15 percent higher than the prior year
- Seven consecutive quarters of record revenues
- Record full year operating income of $3.6 billion, over 80 percent higher than the prior year
- All-time high cash from operations of almost $6 billion
- Higher ticket prices for 2024 versus 2023 for all of our major cruise lines and onboard spending levels that accelerated sequentially each quarter throughout the year
- Record booking trends and record year-end customer deposits, indicating a continuation of the strong momentum we've been experiencing for the last two years

We remain laser focused on further reducing interest expense and rebuilding our investment-grade balance sheet. During 2024, we made debt prepayments of over $3 billion, bringing our total prepayments to over $7 billion since the beginning of 2023. Additionally, we have reduced our debt balance by over $8 billion from the peak in January 2023, ending the year with $27.5 billion of debt.

We are delivering long-term value for our shareholders through improved operational execution across our cruise lines. We ended 2024 with adjusted return on invested capital ("ROIC") comfortably above our cost of capital.

We welcomed three new ships during 2024: *Carnival Jubilee,* the third of five Excel class vessels for Carnival Cruise Line; *Sun Princess,* Princess Cruises' next generation flagship which was just awarded Conde Nast Traveler's 2024 Mega Ship of the year in the U.S.; and *Queen Anne,* Cunard's first new ship in 14 years.

We have also been focusing on each of our cruise lines' unique target markets, launching new marketing campaigns across all our brands. In 2024, both new-to-cruise and repeat guests were each up double-digit percentages and we continue to attract new cruise guests as we work to increase awareness and consideration for cruise travel globally.

We continue to advance our enhanced destination strategy to provide guests with yet another reason to take a cruise vacation with us. Celebration Key, our new exclusive cruise port destination on Grand Bahama Island, is scheduled to open in the summer of 2025, with an additional pier opening in the fall of 2026. Its five portals built for fun will further expand our experience offerings with an abundance of features and amenities for our guests. Celebration Key will be our largest and closest destination in our portfolio, saving fuel costs and reducing greenhouse gas emissions. In addition, we recently announced plans to enhance Half Moon Cay, our highly rated and award-winning exclusive Bahamian destination. The enhancements will lean further into this destination's natural beauty and pristine appeal, reinforcing its new name —

RelaxAway, Half Moon Cay. Featuring a newly constructed pier that is expected to be ready in the summer of 2026, the destination will allow two ships to dock, including Carnival Cruise Line's largest ships that will be able to visit for the first time. We believe developing and promoting these unique assets will help us cast the net wider and capture even more new-to-cruise demand.

During 2024, we also continued making progress towards our sustainability goals. We reduced our greenhouse gas emission intensity by approximately 17.5 percent compared to 2019, on track to achieve our targeted reduction of 20 percent by the end of 2026, a goal that was previously pulled forward by four years. We have also lowered our absolute greenhouse gas emissions by almost 10 percent since 2019, despite capacity growth of over nine percent over the same period.

We are grateful for the efforts of our hard working and dedicated team who delivered a step change improvement in 2024 and set us up very well for 2025 and beyond, while consistently delivering unforgettable happiness to over 13 and a half million people in 2024, by providing them with extraordinary cruise vacations while honoring the integrity of every ocean we sail, place we visit and life we touch.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in millions, except per share data)

	Years Ended November 30,		
	2024	**2023**	**2022**
Revenues			
Passenger ticket	$ 16,463	$ 14,067	$ 7,022
Onboard and other	8,558	7,526	5,147
	25,021	21,593	12,168
Operating Expenses			
Commissions, transportation and other	3,232	2,761	1,630
Onboard and other	2,678	2,375	1,528
Payroll and related	2,464	2,373	2,181
Fuel	2,007	2,047	2,157
Food	1,457	1,335	863
Ship and other impairments	—	—	440
Other operating	3,801	3,426	2,958
Cruise and tour operating expenses	15,638	14,317	11,757
Selling and administrative	3,252	2,950	2,515
Depreciation and amortization	2,557	2,370	2,275
	21,447	19,637	16,547
Operating Income (Loss)	3,574	1,956	(4,379)
Nonoperating Income (Expense)			
Interest income	93	233	74
Interest expense, net of capitalized interest	(1,755)	(2,066)	(1,609)
Debt extinguishment and modification costs	(79)	(111)	(1)
Other income (expense), net	83	(75)	(165)
	(1,659)	(2,018)	(1,701)
Income (Loss) Before Income Taxes	1,915	(62)	(6,080)
Income Tax Benefit (Expense), Net	1	(13)	(14)
Net Income (Loss)	$ 1,916	$ (74)	$ (6,093)
Earnings Per Share			
Basic	$ 1.50	$ (0.06)	$ (5.16)
Diluted	$ 1.44	$ (0.06)	$ (5.16)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

	Years Ended November 30,		
	2024	**2023**	**2022**
Net Income (Loss)	$ 1,916	$ (74)	$ (6,093)
Items Included in Other Comprehensive Income (Loss)			
Change in foreign currency translation adjustment	(3)	52	(503)
Other	(34)	(8)	22
Other Comprehensive Income (Loss)	(36)	44	(481)
Total Comprehensive Income (Loss)	$ 1,879	$ (30)	$ (6,574)

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED BALANCE SHEETS
(in millions, except par values)

		November 30,		
		2024		**2023**
ASSETS				
Current Assets				
Cash and cash equivalents	$	1,210	$	2,415
Trade and other receivables, net		590		556
Inventories		507		528
Prepaid expenses and other		1,070		1,767
Total current assets		3,378		5,266
Property and Equipment, Net		41,795		40,116
Operating Lease Right-of-Use Assets, Net		1,368		1,265
Goodwill		579		579
Other Intangibles		1,163		1,169
Other Assets		775		725
	$	49,057	$	49,120
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Current portion of long-term debt	$	1,538	$	2,089
Current portion of operating lease liabilities		163		149
Accounts payable		1,133		1,168
Accrued liabilities and other		2,358		2,003
Customer deposits		6,425		6,072
Total current liabilities		11,617		11,481
Long-Term Debt		25,936		28,483
Long-Term Operating Lease Liabilities		1,239		1,170
Other Long-Term Liabilities		1,012		1,105
Contingencies and Commitments				
Shareholders' Equity				
Carnival Corporation common stock, $0.01 par value; 1,960 shares authorized; 1,294 shares issued at 2024 and 1,250 shares issued at 2023		13		12
Carnival plc ordinary shares, $1.66 par value; 217 shares issued at 2024 and 2023		361		361
Additional paid-in capital		17,155		16,712
Retained earnings		2,101		185
Accumulated other comprehensive income (loss) ("AOCI")		(1,975)		(1,939)
Treasury stock, 130 shares at 2024 and 2023 of Carnival Corporation and 73 shares at 2024 and 2023 of Carnival plc, at cost		(8,404)		(8,449)
Total shareholders' equity		9,251		6,882
	$	49,057	$	49,120

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended November 30,		
	2024	**2023**	**2022**
OPERATING ACTIVITIES			
Net income (loss)	$ 1,916	$ (74)	$ (6,093)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Depreciation and amortization	2,557	2,370	2,275
Impairments	—	21	470
(Gain) loss on debt extinguishment	76	98	1
(Income) loss from equity-method investments	(9)	13	38
Share-based compensation	62	53	101
Amortization of discounts and debt issue costs	141	161	171
Non-cash lease expense	142	145	148
Gain on sales of ships	(41)	(88)	(7)
Greenhouse gas regulatory expense	46	—	—
Other	71	56	65
	4,963	2,756	(2,832)
Changes in operating assets and liabilities			
Receivables	(49)	(180)	(171)
Inventories	9	(85)	(95)
Prepaid expenses and other assets	352	397	(874)
Accounts payable	(26)	77	283
Accrued liabilities and other	167	147	341
Customer deposits	507	1,169	1,679
Net cash provided by (used in) operating activities	5,923	4,281	(1,670)
INVESTING ACTIVITIES			
Purchases of property and equipment	(4,626)	(3,284)	(4,940)
Proceeds from sales of ships and other property and equipment	58	340	70
Purchase of short-term investments	—	—	(315)
Proceeds from maturity of short-term investments	—	—	515
Other	34	134	(97)
Net cash provided by (used in) investing activities	(4,535)	(2,810)	(4,767)
FINANCING ACTIVITIES			
Repayments of short-term borrowings	—	(200)	(2,590)
Principal repayments of long-term debt	(5,436)	(7,660)	(2,075)
Debt issuance costs	(203)	(131)	(153)
Debt extinguishment costs	(41)	(79)	(1)
Proceeds from issuance of long-term debt	3,095	2,961	7,209
Proceeds from issuance of common stock	—	5	1,180
Proceeds from issuance of common stock under the Stock Swap Program	—	22	95
Purchase of treasury stock under the Stock Swap Program	—	(20)	(87)
Other	1	13	(1)
Net cash provided by (used in) financing activities	(2,584)	(5,089)	3,577
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(8)	17	(79)
Net increase (decrease) in cash, cash equivalents and restricted cash	(1,204)	(3,601)	(2,940)
Cash, cash equivalents and restricted cash at beginning of year	2,436	6,037	8,976
Cash, cash equivalents and restricted cash at end of year	$ 1,231	$ 2,436	$ 6,037

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in millions)

	Common stock	Ordinary shares	Additional paid-in capital	Retained earnings	AOCI	Treasury stock	Total shareholders' equity
At November 30, 2021	$ 11	$ 361	$ 15,292	$ 6,448	$ (1,501)	$ (8,466)	$ 12,144
Net income (loss)	—	—	—	(6,093)	—	—	(6,093)
Other comprehensive income (loss)	—	—	—	—	(481)	—	(481)
Issuances of common stock, net	1	—	1,178	—	—	—	1,180
Issuance of Convertible Notes	—	—	229	—	—	—	229
Purchases and issuances under the Stock Swap Program, net	—	—	95	—	—	(87)	8
Issuance of treasury shares for vested share-based awards	—	—	—	(85)	—	85	—
Share-based compensation and other	—	—	79	(1)	—	—	78
At November 30, 2022	12	361	16,872	269	(1,982)	(8,468)	7,065
Change in accounting principle (a)	—	—	(229)	(10)	—	—	(239)
Net income (loss)	—	—	—	(74)	—	—	(74)
Other comprehensive income (loss)	—	—	—	—	44	—	44
Issuances of common stock, net	—	—	5	—	—	—	5
Conversion of Convertible Notes	—	—	3	—	—	—	3
Purchases and issuances under the Stock Swap Program, net	—	—	22	—	—	(20)	2
Issuance of treasury shares for vested share-based awards	—	—	(41)	—	—	41	—
Share-based compensation and other	—	—	79	—	—	(2)	78
At November 30, 2023	12	361	16,712	185	(1,939)	(8,449)	6,882
Net income (loss)	—	—	—	1,916	—	—	1,916
Other comprehensive income (loss)	—	—	—	—	(36)	—	(36)
Conversion of Convertible Notes	—	—	414	—	—	—	415
Issuance of treasury shares for vested share-based awards	—	—	(47)	—	—	47	—
Share-based compensation and other	—	—	76	—	—	(2)	75
At November 30, 2024	$ 13	$ 361	$ 17,155	$ 2,101	$ (1,975)	$ (8,404)	$ 9,251

(a) We adopted the provisions of *Debt — Debt with Conversion and Other Options and Derivative and Hedging — Contracts in Entity's Own Equity* on December 1, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — General

Description of Business

Carnival Corporation was incorporated in Panama in 1974 and Carnival plc was incorporated in England and Wales in 2000. Together with their consolidated subsidiaries, they are referred to collectively in these consolidated financial statements and elsewhere in this 2024 Annual Report as "Carnival Corporation & plc," "our," "us" and "we." The consolidated financial statements include the accounts of Carnival Corporation and Carnival plc and their respective subsidiaries.

We are the largest global cruise company, and among the largest leisure travel companies, with a portfolio of world-class cruise lines — AIDA Cruises, Carnival Cruise Line, Costa Cruises, Cunard, Holland America Line, P&O Cruises (Australia), P&O Cruises (UK), Princess Cruises, and Seabourn.

In June 2024, we announced that we will sunset the P&O Cruises (Australia) brand and fold its Australia operations into Carnival Cruise Line in March 2025.

DLC Arrangement

Carnival Corporation and Carnival plc operate a dual listed company ("DLC") arrangement, whereby the businesses of Carnival Corporation and Carnival plc are combined through a number of contracts and provisions in Carnival Corporation's Articles of Incorporation and By-Laws and Carnival plc's Articles of Association. The two companies operate as a single economic enterprise with a single senior management team and identical Boards of Directors, but each has retained its separate legal identity. Carnival Corporation's shares of common stock are publicly traded on the New York Stock Exchange ("NYSE") and Carnival plc's ordinary shares are publicly traded on the London Stock Exchange. The Carnival plc American Depositary Shares are traded on the NYSE.

The constitutional documents of each company provide that, on most matters, the holders of the common equity of both companies effectively vote as a single body. The Equalization and Governance Agreement between Carnival Corporation and Carnival plc provides for the equalization of dividends and liquidation distributions based on an equalization ratio and contains provisions relating to the governance of the DLC arrangement. Because the equalization ratio is 1 to 1, one share of Carnival Corporation common stock and one Carnival plc ordinary share are generally entitled to the same distributions.

Under deeds of guarantee executed in connection with the DLC arrangement, as well as stand-alone guarantees executed since that time, each of Carnival Corporation and Carnival plc have effectively cross guaranteed all indebtedness and certain other monetary obligations of each other. Once the written demand is made, the holders of indebtedness or other obligations may immediately commence an action against the relevant guarantor.

Under the terms of the DLC arrangement, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. In addition, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary.

Given the DLC arrangement, we believe that providing separate financial statements for each of Carnival Corporation and Carnival plc would not present a true and fair view of the economic realities of their operations. Accordingly, separate financial statements for Carnival Corporation and Carnival plc have not been presented.

NOTE 2 — Summary of Significant Accounting Policies

Basis of Presentation

We consolidate entities over which we have control, as typically evidenced by a voting control of greater than 50% or for which we are the primary beneficiary, whereby we have the power to direct the most significant activities and the obligation to absorb significant losses or receive significant benefits from the entity. We do not separately present our noncontrolling interests in the consolidated financial statements since the amounts are immaterial. For affiliates we do not control but where significant influence over financial and operating policies exists, as typically evidenced by a voting control of 20% to 50%, the investment is accounted for using the equity method.

For 2023, we reclassified $11 million from restricted cash to prepaid expenses and other in the Consolidated Balance Sheets to conform to the current year presentation.

Preparation of Consolidated Financial Statements

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported and disclosed in our consolidated financial statements. We have made reasonable estimates and judgments of such items within our consolidated financial statements and there may be changes to those estimates in future periods. Actual results may differ from the estimates used in preparing our consolidated financial statements. All material intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include investments with maturities of three months or less at acquisition which are stated at cost and present insignificant risk of changes in value.

Trade and Other Receivables

Although we generally require full payment from our customers prior to or concurrently with their cruise, we grant credit terms to a relatively small portion of our revenue source. We have receivables from credit card merchants and travel agents for cruise ticket purchases and onboard revenue. These receivables are included within trade and other receivables, net and are less allowances for expected credit losses.

Inventories

Inventories consist substantially of food, beverages, hotel supplies, fuel and retail merchandise, which are all carried at the lower of cost or net realizable value. Cost is determined using the weighted-average or first-in, first-out methods and applied consistently between major categories of inventory.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and any impairment charges. We capitalize interest as part of the cost of capital projects incurred during construction. Depreciation is computed using the straight-line method over our estimated useful lives of the assets to a residual value, as a percentage of original cost, as follows:

	Years	Residual Values
Ships	30	15%
Ship improvements	3-30	0%
Buildings and improvements	10-40	0%
Computer hardware and software	2-12	0%
Transportation equipment and other	3-20	0%
Leasehold improvements, including port facilities	Shorter of the remaining lease term or related asset life (3-30)	0%

The cost of ships under construction includes progress payments for the construction of new ships, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. Any liquidated damages received from shipyards are recorded as reductions to the cost basis of the ship.

We have a capital program for the improvement of our ships and for asset replacements to enhance the effectiveness and efficiency of our operations; to comply with, or exceed, all relevant legal and statutory requirements related to health, environment, safety, security and sustainability; and to gain strategic benefits or provide improved product innovations to our guests. We account for ship improvement costs, including replacements of certain significant components and parts, by capitalizing those costs we believe add value to our ships and have a useful life greater than one year and depreciating those improvements over their estimated remaining useful life. The costs of repairs and maintenance, including those incurred when a ship is taken out-of-service for scheduled maintenance, and minor improvement costs and expenses, are charged to expense as incurred.

In addition, specifically identified or estimated cost and accumulated depreciation of previously capitalized ship components are written-off upon retirement, which may result in a loss on disposal that is also included in other operating expenses.

We have estimated our ships' useful lives at 30 years and residual values at 15% of our original ship cost. Our ships' useful life and residual value estimates take into consideration the estimated weighted-average useful lives of the ships' major component systems, such as hull, superstructure, main electric, engines and cabins. We also take into consideration the impact of technological changes, historical useful lives of similarly-built ships, long-term cruise and vacation market conditions and regulatory changes, including those related to the environment and climate change. We determine the residual value of our ships based on our long-term estimates of their resale value at the end of their useful lives to us but before the end of their physical and economic lives to others, historical resale values of our and other cruise ships as well as our expectations of the long-term viability of the secondary cruise ship market. We review estimated useful lives and residual values for reasonableness whenever events or circumstances significantly change.

We evaluate ship asset impairments at the individual ship level which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We review our ships for impairment whenever events or circumstances indicate that the carrying value of a ship may not be recoverable. If estimated future cash flows are less than the carrying value of a ship, an impairment charge is recognized to the extent its carrying value exceeds its estimated fair value.

Leases

Substantially all of our leases for which we are the lessee are operating leases of port facilities and real estate and are included within operating lease right-of-use assets, net, long-term operating lease liabilities and current portion of operating lease liabilities in our Consolidated Balance Sheets. We determine if an arrangement is or contains a lease at the lease inception date by evaluating whether the arrangement conveys the right to use an identified asset and whether we obtain substantially all of the economic benefits from and have the ability to direct the use of the asset.

We have port facilities and real estate lease agreements with lease and non-lease components, and in such cases, we account for the components as a single lease component.

We do not recognize lease assets and lease liabilities for any leases that have an initial term of twelve months or less and do not include an option to purchase the underlying asset that we are reasonably certain to exercise. For some of our port facilities and real estate lease agreements, we have the option to extend our current lease term by 1 to 10 years. Generally, we do not include renewal options as a component of our present value calculation as we are not reasonably certain that we will exercise the options.

As our leases do not have a readily determinable implicit rate, we estimate the incremental borrowing rate ("IBR") to determine the present value of lease payments. We apply judgment in determining the IBR including considering the term of the lease, the currency in which the lease is denominated, and the impact of collateral and our credit risk on the rate.

We recognize lease expense for our operating leases on a straight-line basis over the lease term.

Goodwill and Other Intangibles

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business acquisition. We review our goodwill for impairment as of July 31 every year, or more frequently if events or circumstances dictate. All of our goodwill has been allocated to our reporting units. The impairment review for goodwill allows us to first assess qualitative factors to determine whether it is necessary to perform a more detailed quantitative goodwill impairment test. We would perform the quantitative test if our qualitative assessment determined it is more-likely-than-not that a reporting unit's estimated fair value is less than its carrying amount. We may also elect to bypass the qualitative assessment and proceed directly to the quantitative test for any reporting unit. When performing the quantitative test, if the estimated fair value of the reporting unit exceeds its carrying value, no further analysis is required. However, if the estimated fair value of the reporting unit is less than the carrying value, goodwill is written down based on the difference between the reporting unit's carrying amount and its fair value, limited to the amount of goodwill allocated to the reporting unit. Judgment is required in estimating the fair value of our reporting unit.

Trademarks represent substantially all of our other intangibles. Trademarks are estimated to have an indefinite useful life and are not amortizable but are reviewed for impairment at least annually and as events or circumstances dictate. The impairment review for trademarks also allows us to first assess qualitative factors to determine whether it is necessary to perform a more detailed quantitative trademark impairment test. We would perform the quantitative test if our qualitative assessment determined it was more-likely-than-not that the trademarks are impaired. We may also elect to bypass the qualitative assessment and proceed directly to the quantitative test. Our trademarks would be considered impaired if their carrying value exceeds their estimated fair value.

Emission Allowances

We became subject to the EU Emissions Trading System ("ETS") on January 1, 2024, which includes a three-year phase-in period. The ETS regulates emissions through a "cap and trade" principle, where a cap is set on the total amount of certain emissions that can be emitted and requires us to procure emission allowances for certain emissions inside EU waters (as defined in the ETS). Emission allowances are recorded at cost and are included in prepaid expenses and other or other assets. Purchases of emission allowances are classified as operating activities in our Consolidated Statements of Cash Flows. Emission obligations are recorded when generated and are included in accrued liabilities and other and other long-term liabilities. The funded portion of the emission obligations are measured at the carrying value of the emission allowances and the unfunded portion of emission obligations is measured at the fair value of emission allowances necessary to settle. We record expense for emissions in EU waters in fuel expense in the period incurred. Emission allowances and obligations are derecognized when surrendered based on the first-in, first-out method, and are non-cash activities.

Equity Method Investments

Equity method investments are initially recognized at cost and are included in other assets in the Consolidated Balance Sheets. Our proportionate interest in their results is included in other income (expense), net in the Consolidated Statements of Income (Loss).

Debt and Debt Issuance Costs

Debt is recorded at initial fair value, which normally reflects the proceeds received by us, net of debt issuance costs. Debt is subsequently stated at amortized cost. Debt issuance costs, discounts and premiums are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the debt. Debt issuance costs related to a recognized debt liability are presented in the Consolidated Balance Sheets as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. For our revolving facility, and those export credit facilities not yet drawn, the related debt issuance costs are deferred and recorded as an asset. Debt instruments are evaluated for the existence of features that require separation and accounting as a derivative. In our Consolidated Statements of Cash Flows, debt issuance costs paid to lenders related to a recognized debt liability are netted against the proceeds from the related long-term debt while debt issuance costs paid to third parties, or related to undrawn credit facilities, are presented separately within financing activities.

Derivatives and Other Financial Instruments

We have in the past and may in the future utilize derivative and non-derivative financial instruments, such as foreign currency forwards, options and swaps, foreign currency debt obligations and foreign currency cash balances, to manage our exposure to fluctuations in certain foreign currency exchange rates. We use interest rate swaps primarily to manage our interest rate exposure to achieve a desired proportion of fixed and floating rate debt. Our policy is to not use financial instruments for trading or other speculative purposes.

All derivatives are recorded at fair value. If a derivative is designated as a cash flow hedge, then the change in the fair value of the derivative is recognized as a component of AOCI until the underlying hedged item is recognized in earnings or the forecasted transaction is no longer probable. If a derivative or a non-derivative financial instrument is designated as a hedge of our net investment in a foreign operation, then changes in the effective portion of the fair value of the financial instrument are recognized as a component of AOCI to offset the change in the translated value of the designated portion of net investment being hedged until the investment is sold or substantially liquidated, while the impact attributable to components excluded from the assessment of hedge effectiveness is recorded in interest expense, net of capitalized interest, on a systematic and rational basis. For derivatives that do not qualify for hedge accounting treatment, the change in fair value is recognized in earnings.

We classify the fair value of all our derivative contracts as either current or long-term, depending on the maturity date of the derivative contract. The cash flows from derivatives treated as cash flow hedges are classified in our Consolidated Statements of Cash Flows in the same category as the item being hedged.

Derivative valuations are based on observable inputs such as interest rates and commodity price curves, forward currency exchange rates, credit spreads, maturity dates, volatilities, and cross currency basis spreads. We use the income approach to value derivatives for foreign currency options and forwards, interest rate swaps and cross currency swaps using observable market data for all significant inputs and standard valuation techniques to convert future amounts to a single present value amount, assuming that participants are motivated but not compelled to transact.

Foreign Currency Translation and Transactions

These consolidated financial statements are presented in U.S. dollars. Each foreign entity determines its functional currency by reference to its primary economic environment. Our most significant foreign entities utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. We translate the assets and liabilities of our foreign entities that have functional currencies other than the U.S. dollar at exchange rates in effect at the balance sheet date. Revenues and expenses of these foreign entities are translated at the average rate for the period. Equity is translated at historical rates and the resulting foreign currency translation adjustments are included as a component of AOCI, which is a separate component of shareholders' equity. Therefore, the U.S. dollar value of the non-equity translated items in our consolidated financial statements will fluctuate from period to period, depending on the changing value of the U.S. dollar versus these currencies.

We execute transactions in a number of different currencies. At the date that the transaction is recognized, each asset, liability, revenue, expense, gain or loss arising from the transaction is measured and recorded in the functional currency of the recording entity using the exchange rate in effect at that date. At each balance sheet date, recorded monetary balances denominated in a currency other than the functional currency are adjusted using the exchange rate at the balance sheet date, with gains or losses recorded in other income or other expense, unless such monetary balances have been designated as hedges of net investments in our foreign entities. The net gains or losses resulting from foreign currency transactions were not material in 2024, 2023 and 2022. In addition, the unrealized gains or losses on our long-term intercompany receivables and payables which are denominated in a non-functional currency and which are not expected to be repaid in the foreseeable future are recorded as foreign currency translation adjustments included as a component of AOCI.

Revenue and Expense Recognition

Guest cruise deposits and advance onboard purchases are initially included in customer deposits when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard and other activities, and all associated direct costs and expenses of a voyage are recognized as cruise costs and expenses, upon completion of voyages with durations of ten nights or less and on a pro rata basis for voyages in excess of ten nights. The impact of recognizing these shorter duration cruise revenues and costs and expenses on a completed voyage basis versus on a pro rata basis is not material. Certain of our product offerings are bundled and we allocate the value of the bundled services and goods between passenger ticket revenues and onboard and other revenues based upon the estimated standalone selling prices of those goods and services. Future travel discount vouchers are included as a reduction of cruise passenger ticket revenues when such vouchers are utilized. Guest cancellation fees, when applicable, are recognized in passenger ticket revenues at the time of cancellation.

Our sales to guests of air and other transportation to and from airports near the home ports of our ships are included in passenger ticket revenues, and the related costs of these services are included in prepaid expenses and other when paid prior to the start of a voyage and are subsequently recognized in transportation costs at the time of revenue recognition. The cost of prepaid air and other transportation costs at November 30, 2024 was $219 million. The proceeds that we collect from the sales of third-party shore excursions are included in onboard and other revenues and the related costs are included in onboard and other costs. The amounts collected on behalf of our onboard concessionaires, net of the amounts remitted to them, are included in onboard and other revenues as concession revenues. All of these amounts are recognized on a completed voyage or pro rata basis as discussed above.

Fees, taxes and charges that vary with guest head counts are expensed in commissions, transportation and other costs when the corresponding revenues are recognized. The remaining portion of fees, taxes and charges are expensed in other operating expenses when the corresponding revenues are recognized.

Revenues and expenses from our hotel and transportation operations, which are included in our Tour and Other segment, are recognized at the time the services are performed.

Customer Deposits

Our payment terms generally require an initial deposit to confirm a reservation, with the balance due prior to the voyage. Cash received from guests in advance of the cruise is recorded in customer deposits and in other long-term liabilities on our Consolidated Balance Sheets. These amounts include refundable deposits. We had total customer deposits of $6.8 billion and $6.4 billion as of November 30, 2024 and 2023, which includes approximately $25 million of unredeemed Future Cruise Credits ("FCCs") as of November 30, 2024. At November 30, 2023, we had approximately $134 million of unredeemed FCCs, of which $111 million were refundable. During 2024 and 2023, we recognized revenues of $5.5 billion and $4.1 billion related to our customer deposits as of November 30, 2023 and 2022. Our customer deposits balance changes due to the seasonal nature of cash collections, which typically results from higher ticket prices and occupancy levels during the third quarter, the recognition of revenue, refunds of customer deposits and foreign currency changes.

Contract Costs

We recognize incremental travel agent commissions and credit and debit card fees incurred as a result of obtaining the ticket contract as assets when paid prior to the start of a voyage. We record these amounts within prepaid expenses and other and subsequently recognize these amounts as commissions, transportation and other at the time of revenue recognition or at the time of voyage cancellation. We had incremental costs of obtaining contracts with customers recognized as assets of $336 million and $294 million as of November 30, 2024 and 2023.

Insurance

We use a combination of insurance and self-insurance to cover a number of risks including illness and injury to crew, guest injuries, pollution, other third-party claims in connection with our cruise activities, damage to hull and machinery for each of our ships, war risks, workers' compensation, directors' and officers' liability, property damage and general liability for shoreside third-party claims. We recognize insurance recoverables from third-party insurers up to the amount of recorded losses at the time the recovery is probable and upon settlement for amounts in excess of the recorded losses. All of our insurance policies are subject to coverage limits, exclusions and deductible levels. The liabilities associated with crew illnesses and crew and guest injury claims, including all legal costs, are estimated based on the specific merits of the individual claims or actuarially estimated based on historical claims experience, loss development factors and other assumptions.

Selling and Administrative Expenses

Selling expenses include a broad range of advertising, marketing and promotional expenses. Advertising is charged to expense as incurred, except for media production costs, which are expensed upon the first airing of the advertisement. Selling expenses totaled $925 million in 2024, $851 million in 2023 and $744 million in 2022. Administrative expenses represent the costs of our shoreside support, reservations and other administrative functions, and include salaries and related benefits, professional fees and building occupancy costs, which are typically expensed as incurred.

Share-Based Compensation

We recognize compensation expense for all share-based compensation awards using the fair value method. For time-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period or to the retirement eligibility date, if earlier than the vesting period. For performance-based share awards, we estimate compensation cost based on the probability of the performance condition being achieved and recognize expense ratably using the straight-line attribution method over the expected vesting period. If all or a portion of the performance condition is not expected to be met, the appropriate amount of previously recognized compensation expense is reversed and future compensation expense is adjusted accordingly. We account for forfeitures as they occur.

Earnings Per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of shares outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares and common stock equivalents outstanding during each period including the dilutive effect of convertible notes using the if-converted method. For earnings per share purposes, Carnival Corporation common stock and Carnival plc ordinary shares are considered a single class of shares since they have equivalent rights.

Accounting Pronouncements

In September 2022, the Financial Accounting Standards Board ("FASB") issued guidance, *Liabilities-Supplier Finance Programs — Disclosure of Supplier Finance Program Obligations.* This guidance requires that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. On December 1, 2023, we adopted this guidance using the retrospective method for each period presented. The adoption of this guidance had no impact on our consolidated financial statements and related disclosures.

In November 2023, the FASB issued guidance, *Segment Reporting — Improvements to Reportable Segment Disclosures.* This guidance requires annual and interim disclosure of significant segment expenses that are provided to the chief operating decision maker ("CODM") as well as interim disclosures for all reportable segments' profit or loss and assets. This guidance also requires disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. This guidance is required to be adopted by us in 2025. We are currently evaluating the impact this guidance will have on our consolidated financial statements and related disclosures.

In December 2023, the FASB issued guidance, *Income Taxes — Improvements to Income Tax Disclosures.* This guidance requires disaggregation of rate reconciliation categories and income taxes paid by jurisdiction, as well as other amendments relating to income tax disclosures. This guidance is required to be adopted by us in 2026. We are currently evaluating the impact this guidance will have on our consolidated financial statements and related disclosures.

In November 2024, the FASB issued guidance, *Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures — Disaggregation of Income Statement Expenses*. This guidance requires annual and interim disclosure of disaggregated information for certain costs and expenses. This guidance is required to be adopted by us in 2028. We are currently evaluating the impact this guidance will have on our consolidated financial statements and related disclosures.

In November 2024, the FASB issued guidance, *Debt — Debt with Conversion and Other Options — Induced Conversions of Convertible Debt Instruments*. This guidance clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversions or extinguishments. This guidance is required to be adopted by us in 2027. We are currently evaluating the impact this guidance will have on our consolidated financial statements.

NOTE 3 — Property and Equipment

(in millions)	November 30,	
	2024	**2023**
Ships and ship improvements	$ 58,649	$ 55,026
Ships under construction	535	1,284
Other property and equipment	4,705	4,213
Total property and equipment	63,889	60,523
Less accumulated depreciation	(22,094)	(20,407)
	$ 41,795	$ 40,116

Capitalized interest amounted to $61 million in 2024, $64 million in 2023 and $48 million in 2022.

Sales of Ships

During 2024, we completed the sale of one North America and Australia ("NAA") segment ship, which represents a passenger-capacity reduction of 2,000 berths. We will continue to operate this ship under a bareboat charter agreement through February 2025.

Refer to Note 10 — "Fair Value Measurements, Derivative Instruments and Hedging Activities and Financial Risks, Nonfinancial Instruments that are Measured at Fair Value on a Nonrecurring Basis, Impairment of Ships" for additional discussion.

NOTE 4 — Equity Method Investments

At November 30, 2024 and 2023, we had a 49% and 40% noncontrolling interest in Grand Bahama Shipyard Ltd. ("Grand Bahama"), a ship repair and maintenance facility. During 2024, we acquired an additional 9% ownership interest in Grand Bahama. As of November 30, 2024, our investment in Grand Bahama was $45 million, consisting of $28 million in equity and a loan of $18 million. As of November 30, 2023, our investment in Grand Bahama was $43 million, consisting of $25 million in equity and a loan of $18 million. Grand Bahama provided an immaterial amount of services to us in 2024, 2023 and 2022.

We have a 50% noncontrolling interest in Floating Docks S. de RL. ("Floating Docks"), an entity that will purchase two floating drydocks and will then lease them to Grand Bahama. As of November 30, 2024 and 2023 our investment in Floating Docks was $81 million and $21 million. We have provided payment guarantees on behalf of Floating Docks. As of November 30, 2024 and 2023, the amounts outstanding under these guarantees were $37 million and $46 million.

In November 2024, we entered into an agreement to sell one-third of our interest in Grand Bahama and Floating Docks. The closing is subject to government approval. If approved, the sale will not have a material impact to our consolidated financial statements.

We have a 45% noncontrolling interest in the White Pass & Yukon Route ("White Pass") that includes port, railroad and retail operations in Skagway, Alaska. White Pass provided an immaterial amount of services to us in 2024, 2023 and 2022. In 2022, we evaluated whether our investment in White Pass was other than temporarily impaired and performed an impairment assessment. As a result of our assessment, we recognized impairment charges for 2022 of $30 million in other income (expense), net. As of November 30, 2024, our investment in White Pass was $58 million, consisting of $26 million in equity and a loan of $32 million. As of November 30, 2023, our investment in White Pass was $53 million, consisting of $21 million in equity and a loan of $32 million.

During 2023, we completed the exit of our noncontrolling interest in Adora Cruises Limited, formerly CSSC Carnival Cruise Shipping Limited, a China-based cruise company ("Adora Cruises"), and recognized losses on exit of $21 million within other income (expense).

Our proportionate interest in the results of our equity method investments is not material.

NOTE 5 — Debt

(in millions)	**Maturity**	**Rate (a)**	**November 30, 2024**	**November 30, 2023**
Secured Subsidiary Guaranteed				
Notes				
Notes	Jun 2027	7.9%	$ 192	$ 192
Notes (b)	Aug 2027	9.9%	—	623
Notes	Aug 2028	4.0%	2,406	2,406
Notes	Aug 2029	7.0%	500	500
Loans				
EUR floating rate (b)	Jun 2025	EURIBOR + 3.8%	—	851
Floating rate	Aug 2027 – Oct 2028	SOFR + 2.8% (c)	2,449	3,567
Total Secured Subsidiary Guaranteed . .			5,547	8,138
Senior Priority Subsidiary Guaranteed				
Notes	May 2028	10.4%	2,030	2,030
Unsecured Subsidiary Guaranteed				
Notes				
Convertible Notes	Oct 2024	5.8%	—	426
Notes	Mar 2026	7.6%	1,351	1,351
EUR Notes (b)	Mar 2026	7.6%	—	550
Notes (b)	Mar 2027	5.8%	2,722	3,100
Convertible Notes	Dec 2027	5.8%	1,131	1,131
Notes	May 2029	6.0%	2,000	2,000
EUR Notes	Jan 2030	5.8%	528	—
Notes	Jun 2030	10.5%	1,000	1,000
Loans				
EUR floating rate (b) (d)	Apr 2025	EURIBOR + 3.3%	211	678
Export Credit Facilities				
Floating rate	Dec 2031	SOFR + 1.2% (e)	514	583
Fixed rate	Aug 2027 – Dec 2032	2.4 – 3.4%	2,370	2,756
EUR floating rate	Mar 2025 – Nov 2034	EURIBOR + 0.2 – 0.8%	2,590	3,086
EUR fixed rate	Feb 2031 – Sep 2037	1.1 – 4.0%	5,386	3,652
Total Unsecured Subsidiary Guaranteed . .			19,803	20,312
Unsecured Notes (No Subsidiary Guarantee)				
Notes	Jan 2028	6.7%	200	200
EUR Notes	Oct 2029	1.0%	633	659
Total Unsecured Notes (No Subsidiary Guarantee)			833	859
Total Debt			28,213	31,339
Less: unamortized debt issuance costs and discounts			(738)	(768)
Total Debt, net of unamortized debt issuance costs and discounts			27,475	30,572
Less: current portion of long-term debt . .			(1,538)	(2,089)
Long-Term Debt			$ 25,936	$ 28,483

(a) The reference rates, together with any applicable credit adjustment spread, for substantially all of our variable debt have 0.0% to 0.75% floors.

(b) See "***Debt Prepayments***" below.

(c) As part of the repricing of our senior secured term loans, we amended the loans' margin from 3.0% – 3.4% (inclusive of credit adjustment spread) to 2.8%. See "Repricing of senior secured term loans" below.

(d) The maturity of the principal amount of $211 million was extended from April 2024 to April 2025.

(e) Includes applicable credit adjustment spread.

Carnival Corporation and/or Carnival plc is the primary obligor of all our outstanding debt excluding the following:

- $2.9 billion under an undrawn $1.9 billion, €0.9 billion and £0.1 billion multi-currency revolving credit facility ("Revolving Facility") of Carnival Holdings (Bermuda) II Limited ("Carnival Holdings II"), a subsidiary of Carnival Corporation
- $2.0 billion of senior priority notes (the "2028 Senior Priority Notes"), issued by Carnival Holdings (Bermuda) Limited ("Carnival Holdings"), a subsidiary of Carnival Corporation
- $0.9 billion under an export credit facility of Sun Princess Limited, a subsidiary of Carnival Corporation
- $0.2 billion under an export credit facility of Sun Princess II Limited, a subsidiary of Carnival Corporation

All of our outstanding debt is issued or guaranteed by substantially the same entities with the exception of the following:

- Our 2028 Senior Priority Notes, issued by Carnival Holdings, which does not guarantee our other outstanding debt
- The export credit facilities of Sun Princess Limited and Sun Princess II Limited, which do not guarantee our other outstanding debt
- The Revolving Facility of Carnival Holdings II, which does not guarantee our other outstanding debt

As of November 30, 2024, the scheduled maturities of our debt are as follows:

(in millions)

Year	Principal Payments
2025	$ 1,538
2026	2,683
2027	4,894
2028	8,726
2029	4,328
Thereafter	6,044
Total	$ 28,213

Revolving Facility

As of November 30, 2024, Carnival Holdings II had $2.9 billion available for borrowing under the Revolving Facility. Carnival Holdings II may continue to borrow or otherwise utilize available amounts under the Revolving Facility through August 2027, subject to the satisfaction of the conditions in the facility.

Borrowings under the Revolving Facility bear interest at a rate of term SOFR, in relation to any loan in U.S. dollars, EURIBOR, in relation to any loan in euros, or daily compounding SONIA, in relation to any loan in sterling, plus a margin based on the long-term credit ratings of Carnival Corporation. This facility also includes an emissions linked margin adjustment whereby, after the initial applicable margin is set per the margin pricing grid, the margin may be adjusted based on performance in achieving certain agreed annual GHG emissions goals. In addition, we are required to pay certain fees on the aggregate unused commitments under the Revolving Facility.

During 2023, in connection with the Revolving Facility, Carnival Corporation and Carnival plc contributed three unencumbered vessels with a net book value of $2.9 billion on the date of contribution (the "Revolving Facility Subject Vessels") to Carnival Holdings II with each of the vessels continuing to be operated under one of the Carnival Corporation & plc brands.

Repricing of Senior Secured Term Loans

During 2024, we entered into amendments with the lender syndicate to reprice $1.7 billion of our first-priority senior secured term loan facility maturing in 2028 and $1.0 billion of our first-priority senior secured term loan facility maturing in 2027, which are included within the total Secured Subsidiary Guaranteed Loans balance in the debt table above. Subsequent to November 30, 2024, we entered into further amendments with the lender syndicate to reprice the outstanding principal amounts under these facilities ("Repriced Loans"). The Repriced Loans bear interest at a rate per annum equal to SOFR with a 0.75% floor, plus a margin equal to 2.0%.

2030 Senior Unsecured Notes

During 2024, we issued $535 million aggregate principal amount of 5.8% senior unsecured euro notes due 2030. We used the net proceeds from the issuance, together with cash on hand, to redeem the outstanding principal amount of the 7.6% senior unsecured euro notes due 2026.

Debt Prepayments

During 2024, we made prepayments for the following debt instruments:

- Euro-denominated tranche of our first-priority senior secured term loan facility maturing in 2025
- First-priority senior secured term loan facilities maturing in 2027 and 2028
- 9.9% second-priority secured notes due 2027
- 7.6% senior unsecured euro notes due 2026
- 5.8% senior unsecured notes due 2027
- Euro floating rate loan due 2026

The aggregate amount of these prepayments was $3.8 billion.

Export Credit Facility Borrowings

During 2024, we borrowed $2.4 billion under export credit facilities due in semi-annual installments through 2037. As of November 30, 2024, we had $7.8 billion of undrawn export credit facilities to fund ship deliveries planned through 2033. As of November 30, 2024, the net book value of the vessels, excluding ships under construction, subject to negative pledges pursuant to export credit facilities was $18.5 billion.

Convertible Notes

On July 1, 2024, our 5.8% convertible senior notes due 2024 (the "2024 Convertible Notes") became convertible, at the option of the holders, at any time prior to the close of business on September 27, 2024. Pursuant to the terms of the indenture governing the 2024 Convertible Notes, we irrevocably elected to settle conversions of the 2024 Convertible Notes during this period in shares of Carnival Corporation common stock. Substantially all of the 2024 Convertible Notes were converted to shares of common stock, which resulted in the issuance of approximately 41.5 million shares of common stock, and the remaining principal balance was repaid at maturity on October 1, 2024.

In November 2022, we issued $1.1 billion aggregate principal amount of 5.8% convertible senior notes due 2027 (the "2027 Convertible Notes" and, together with the 2024 Convertible Notes, the "Convertible Notes"). The 2027 Convertible Notes mature on December 1, 2027, unless earlier repurchased or redeemed by us or earlier converted in accordance with their terms prior to the maturity date.

The 2027 Convertible Notes are convertible by holders, subject to the conditions described within the indenture governing the 2027 Convertible Notes, into cash, shares of Carnival Corporation common stock, or a combination thereof, at our election. The 2027 Convertible Notes have an initial conversion rate of approximately 75 shares of Carnival Corporation common stock per $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $13.39 per share of common stock. The initial conversion price of the 2027 Convertible Notes is subject to certain anti-dilutive adjustments and may also increase if such 2027 Convertible Notes are converted in connection with a tax redemption or certain corporate events as described within the indenture governing the 2027 Convertible Notes. Effective December 1, 2024, the 2027 Convertible Notes became convertible for the period beginning December 1, 2024 and ending February 28, 2025. Refer to Note 15 — "Supplemental Cash Flow Information" for additional detail on transactions related to the 2027 Convertible Notes.

We may redeem the 2027 Convertible Notes, in whole but not in part, at any time on or prior to the 40th scheduled trading day immediately before the maturity date at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, if we or any guarantor would have to pay any additional amounts on the 2027 Convertible Notes due to a change in tax laws, regulations or rulings or a change in the official application, administration or interpretation thereof.

On or after December 5, 2025 and on or before the 40th scheduled trading day immediately before the maturity date, we may redeem for cash all or part of the 2027 Convertible Notes, at our option, if the last reported sale price of Carnival Corporation's common stock exceeds 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which we provide notice of redemption, during the 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption. The redemption price will equal 100% of the principal amount of the 2027 Convertible Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

The net carrying value of the Convertible Notes was as follows:

	November 30,	
(in millions)	2024	2023
Principal	$ 1,131	$ 1,557
Less: Unamortized debt discount and debt issue costs	(19)	(27)
	$ 1,112	$ 1,530

The interest expense recognized related to the Convertible Notes was as follows:

	November 30,		
(in millions)	2024	2023	2022
Contractual interest expense	$ 86	$ 91	$ 32
Amortization of debt discount and debt issue costs	8	9	29
	$ 94	$ 100	$ 61

As of November 30, 2024, the if-converted value above par was $1.0 billion on 84.5 million available shares for the 2027 Convertible Notes.

Collateral and Priority Pool

As of November 30, 2024, the net book value of our ships and ship improvements, excluding ships under construction, is $39.3 billion. Our secured debt is secured on a first-priority basis by certain collateral, which includes vessels and certain assets related to those vessels and material intellectual property (combined net book value of approximately $22.4 billion, including $20.8 billion related to vessels and certain assets related to those vessels) as of November 30, 2024 and certain other assets.

As of November 30, 2024, $8.0 billion in net book value of our ships and ship improvements relate to the priority pool vessels included in the priority pool of 12 unencumbered vessels (the "Senior Priority Notes Subject Vessels") for our 2028 Senior Priority Notes and $2.8 billion in net book value of our ship and ship improvements relate to the priority pool vessels included in the priority pool of the three Revolving Facility Subject Vessels for our Revolving Facility. As of November 30, 2024, there was no change in the identity of the Senior Priority Notes Subject Vessels or the Revolving Facility Subject Vessels.

Covenant Compliance

As of November 30, 2024, our Revolving Facility, unsecured loans and export credit facilities contain certain covenants listed below:

- Maintain minimum interest coverage (adjusted EBITDA to consolidated net interest charges, as defined in the agreements) at a ratio of not less than 2.0 to 1.0 for each testing date occurring from November 30, 2024 until May 31, 2025, at a ratio of not less than 2.5 to 1.0 for the August 31, 2025 and November 30, 2025 testing dates, and at a ratio of not less than 3.0 to 1.0 for the February 28, 2026 testing date onwards and as applicable through their respective maturity dates
- For certain of our unsecured loans and export credit facilities, maintain minimum issued capital and consolidated reserves (as defined in the agreements) of $5.0 billion
- Limit our debt to capital (as defined in the agreements) percentage to a percentage not to exceed 65%
- Maintain minimum liquidity of $1.5 billion
- Adhere to certain restrictive covenants through August 2027 (subject to such covenants terminating if we reach an investment grade credit rating in accordance with the agreement governing the Revolving Facility)
- Limit the amounts of our secured assets as well as secured and other indebtedness

At November 30, 2024, we were in compliance with the applicable covenants under our debt agreements. Generally, if an event of default under any debt agreement occurs, then, pursuant to cross-default and/or cross-acceleration clauses therein, substantially all of our outstanding debt and derivative contract payables could become due, and our debt and derivative contracts could be terminated. Any financial covenant amendment may lead to increased costs, increased interest rates, additional restrictive covenants and other available lender protections that would be applicable.

NOTE 6 — Contingencies

Litigation

We are routinely involved in legal proceedings, claims, disputes, regulatory matters and governmental inspections or investigations arising in the ordinary course of or incidental to our business. We have insurance coverage for certain of these claims and actions, or any settlement of these claims and actions, and historically the maximum amount of our liability, net of any insurance recoverables, has been limited to our self-insurance retention levels.

We record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated.

Legal proceedings and government investigations are subject to inherent uncertainties, and unfavorable rulings or other events could occur. Unfavorable resolutions could involve substantial monetary damages. In addition, in matters for which conduct remedies are sought, unfavorable resolutions could include an injunction or other order prohibiting us from selling one or more products at all or in particular ways, precluding particular business practices or requiring other remedies. An unfavorable outcome might result in a material adverse impact on our business, results of operations, financial position or liquidity.

As previously disclosed, on May 2, 2019, the Havana Docks Corporation filed a lawsuit against Carnival Corporation in the U.S. District Court for the Southern District of Florida under Title III of the Cuban Liberty and Democratic Solidarity Act, also known as the Helms-Burton Act, alleging that Carnival Corporation "trafficked" in confiscated Cuban property when certain ships docked at certain ports in Cuba, and that this alleged "trafficking" entitles the plaintiffs to treble damages. On March 21, 2022, the court granted summary judgment in favor of Havana Docks Corporation as to liability. On December 30, 2022, the court entered judgment against Carnival Corporation in the amount of $110 million plus $4 million in fees and costs. We appealed. On October 22, 2024, the Court of Appeals for the 11th Circuit reversed the District Court's judgment against us. The case will be remanded to the District Court for further proceedings in accordance with the decision. We believe the ultimate outcome of this matter will not have a material impact on our consolidated financial statements.

As of November 30, 2024, two purported class actions brought against us by former guests in the Federal Court in Australia and in Italy remain pending, as previously disclosed. These actions include claims based on a variety of theories, including negligence, gross negligence and failure to warn, physical injuries and severe emotional distress associated with being exposed to and/or contracting COVID-19 onboard our ships. On October 24, 2023, the court in the Australian matter held that we were liable for negligence and for breach of consumer protection warranties as it relates to the lead plaintiff. The court ruled that the lead plaintiff was not entitled to any pain and suffering or emotional distress damages on the negligence claim and awarded medical costs. In relation to the consumer protection warranties claim, the court found that distress and disappointment damages amounted to no more than the refund already provided to guests and therefore made no further award. Further proceedings will determine the applicability of this ruling to the remaining class participants. We continue to take actions to defend against the above claims. We believe the ultimate outcome of these matters will not have a material impact on our consolidated financial statements.

Regulatory or Governmental Inquiries and Investigations

We have been, and may continue to be, impacted by breaches in data security and lapses in data privacy, which occur from time to time. These can vary in scope and range from inadvertent events to malicious motivated attacks.

We have incurred legal and other costs in connection with cyber incidents that have impacted us. The penalties and settlements paid in connection with cyber incidents over the last three years were not material. While these incidents did not have a material adverse effect on our business, results of operations, financial position or liquidity, no assurances can be given about the future and we may be subject to future attacks, incidents or litigation that could have such a material adverse effect.

On March 14, 2022, the U.S. Department of Justice and the U.S. Environmental Protection Agency notified us of potential civil penalties and injunctive relief for alleged Clean Water Act violations by owned and operated vessels covered by the 2013 Vessel General Permit. We are working with these agencies to reach a resolution of this matter. We believe the ultimate outcome will not have a material impact on our consolidated financial statements.

Under the European Union Treaty, certain economic benefits that are provided under Italian law are subject to approval on a periodic basis by the European Commission, with the most recent approval granted through December 31, 2023. One of our subsidiaries continues to receive and recognize these benefits. The Italian Government has requested approval for these benefits to continue to be applied after December 31, 2023. The timing of the European Commission's decision is uncertain and could take more than a year. If the European Commission were to deny a portion or all of the benefits, the Italian Government may be required to retroactively disallow these benefits and seek reimbursement from us which would result in a reversal of the recognition of such benefits, which depending on the timing of resolution, could have a material impact on our consolidated financial statements.

Other Contingent Obligations

Some of the debt contracts we enter into include indemnification provisions obligating us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes or changes in laws which increase the lender's costs. There are no stated or notional amounts included in the indemnification clauses, and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses.

We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a capped reserve fund in cash. Although the agreements vary, these requirements may generally be satisfied either through a withheld percentage of customer payments or providing cash funds directly to the credit card processor.

As of November 30, 2024 we were not required to maintain any reserve funds or compensating deposits. As of November 30, 2023, we had $844 million in reserve funds and $158 million in compensating deposits we were required to maintain, which were included within other assets.

NOTE 7 — Ship Commitments

As of November 30, 2024, our new ship growth capital commitments were $0.9 billion, $0.4 billion, $1.3 billion, $1.3 billion, $1.5 billion and $3.2 billion for the years ending November 30, 2025, 2026, 2027, 2028, 2029 and thereafter.

NOTE 8 — Taxation

A summary of our principal taxes and exemptions in the jurisdictions where our significant operations are located is as follows:

U.S. Income Tax

We are primarily foreign corporations engaged in the business of operating cruise ships in international transportation. We also own and operate, among other businesses, the U.S. hotel and transportation business of Holland America Princess Alaska Tours through U.S. corporations.

Our North American cruise ship businesses and certain ship-owning subsidiaries are engaged in a trade or business within the U.S. Depending on its itinerary, any particular ship may generate income from sources within the U.S. We believe that our U.S. source income and the income of our ship-owning subsidiaries, to the extent derived from, or incidental to, the international operation of a ship or ships, is exempt from U.S. federal income and branch profit taxes.

Our domestic U.S. operations, principally the hotel and transportation business of Holland America Princess Alaska Tours, are subject to federal and state income taxation in the U.S.

In general, under Section 883 of the Internal Revenue Code, certain non-U.S. corporations (such as our North American cruise ship businesses) are not subject to U.S. federal income tax or branch profits tax on U.S. source income derived from, or incidental to, the international operation of a ship or ships. Applicable U.S. Treasury regulations provide in general that a foreign corporation will qualify for the benefits of Section 883 if, in relevant part, (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the U.S. in respect of each category of shipping income for which an exemption is being claimed under Section 883 (an "equivalent exemption jurisdiction") and (ii) the foreign corporation meets a defined publicly-traded corporation stock ownership test (the "publicly-traded test"). Subsidiaries of foreign corporations that are organized in an equivalent exemption jurisdiction and meet the publicly-traded test also benefit from Section 883. We believe that Panama is an equivalent exemption jurisdiction and that Carnival Corporation currently satisfies the publicly-traded test under the regulations. Accordingly, substantially all of Carnival Corporation's income is exempt from U.S. federal income and branch profit taxes.

Regulations under Section 883 list certain activities that the Internal Revenue Service ("IRS") does not consider to be incidental to the international operation of ships and, therefore, the income attributable to such activities, to the extent such income is U.S. source, does not qualify for the Section 883 exemption. Among the activities identified as not incidental are income from the sale of air transportation, transfers, shore excursions and pre- and post-cruise land packages to the extent earned from sources within the U.S.

We believe that the U.S. source transportation income earned by Carnival plc and its subsidiaries qualifies for exemption from U.S. federal income tax under applicable bilateral U.S. income tax treaties.

Carnival Corporation, Carnival plc and certain subsidiaries are subject to various U.S. state income taxes generally imposed on each state's portion of the U.S. source income subject to U.S. federal income taxes. However, the state of Alaska imposes an income tax on its allocated portion of the total income of our companies doing business in Alaska and certain of their subsidiaries.

UK and Australian Income Tax

Cunard, P&O Cruises (UK) and P&O Cruises (Australia) are divisions of Carnival plc and have elected to enter the UK tonnage tax regime under a rolling ten-year term and, accordingly, reapply every year. Companies to which the tonnage tax regime applies pay corporation taxes on profits calculated by reference to the net tonnage of qualifying ships. UK corporation tax is not chargeable under the normal UK tax rules on these brands' relevant shipping income. Relevant shipping income includes income from the operation of qualifying ships and from shipping related activities.

For a company to be eligible for the regime, it must be subject to UK corporation tax and, among other matters, operate qualifying ships that are strategically and commercially managed in the UK. Companies within the UK tonnage tax regime are also subject to a seafarer training requirement.

Our UK non-shipping activities that do not qualify under the UK tonnage tax regime remain subject to normal UK corporation tax.

P&O Cruises (Australia) and all of the other cruise ships operated internationally by Carnival plc for the cruise segment of the Australian vacation region are exempt from Australian corporation tax by virtue of the UK/Australian income tax treaty.

Italian and German Income Tax

In December 2024, the European Commission formally approved the Italian tonnage tax rules for 10 years. In 2025, Costa and AIDA will elect to remain in the Italian tonnage tax regime through 2034. Companies to which the tonnage tax regime applies pay corporation taxes on shipping profits calculated by reference to the net tonnage of qualifying ships.

Our non-shipping activities that do not qualify under the Italian tonnage tax regime remain subject to normal Italian corporation tax.

Substantially all of AIDA's earnings are exempt from German income taxes by virtue of the Germany/Italy income tax treaty.

Global Minimum Tax

The Organization for Economic Co-operation and Development ("OECD") issued Model Rules for implementation of a 15% minimum tax for multinational enterprises as part of its initiative intended to address the tax challenges arising from globalization. Subject to certain requirements, the OECD Model Rules provide an exclusion for international shipping income.

The implementation of these rules will affect Carnival plc and its subsidiaries beginning in fiscal 2025 and Carnival Corporation and certain of its subsidiaries beginning in fiscal 2026. We expect Carnival plc and its subsidiaries will be eligible for the international shipping income exclusion based on their current structure. Carnival Corporation and certain of its subsidiaries intend to align into a single tax jurisdiction where the international shipping income for its North American brands is also expected to qualify for this exemption. As a result, we do not believe the application of these rules will have a material impact on our consolidated financial statements.

Other

In addition to or in place of income taxes, virtually all jurisdictions where our ships call impose taxes, fees and other charges based on guest counts, ship tonnage, passenger capacity or some other measure.

NOTE 9 — Shareholders' Equity

Carnival Corporation's Articles of Incorporation authorize its Boards of Directors, at its discretion, to issue up to 40.0 million shares of preferred stock. At November 30, 2024 and 2023, no Carnival Corporation preferred stock or Carnival plc preference shares had been issued.

Public Equity Offerings

In August 2022, we completed a public offering of 117.5 million shares of Carnival Corporation common stock at a price per share of $9.95, resulting in net proceeds of $1.2 billion.

Accumulated Other Comprehensive Income (Loss)

		November 30,				
(in millions)		**2024**		**2023**		**2022**
Cumulative foreign currency translation adjustments, net	$	(1,955)	$	(1,952) $		(2,004)
Unrecognized pension expenses		(45)		(34)		(31)
Net gains on cash flow derivative hedges and other		26		48		53
	$	(1,975)	$	(1,939) $		(1,982)

During 2024, 2023 and 2022, we had an immaterial amount of unrecognized pension expenses that were reclassified out of accumulated other comprehensive loss and were included within payroll and related expenses and selling and administrative expenses.

NOTE 10 — Fair Value Measurements, Derivative Instruments and Hedging Activities and Financial Risks

Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured using inputs in one of the following three categories:

- Level 1 measurements are based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation of these items does not entail a significant amount of judgment

- Level 2 measurements are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or market data other than quoted prices that are observable for the assets or liabilities

- Level 3 measurements are based on unobservable data that are supported by little or no market activity and are significant to the fair value of the assets or liabilities

Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, certain estimates of fair value presented herein are not necessarily indicative of the amounts that could be realized in a current or future market exchange.

Financial Instruments that are not Measured at Fair Value on a Recurring Basis

	November 30, 2024				November 30, 2023			
	Carrying	Fair Value			Carrying	Fair Value		
(in millions)	Value	Level 1	Level 2	Level 3	Value	Level 1	Level 2	Level 3
Liabilities								
Fixed rate debt (a)	$22,449 $	—	$23,241 $	—	$22,575 $	—	$21,503 $	—
Floating rate debt (a)	5,764	—	5,685	—	8,764	—	8,225	—
Total	$28,213 $	—	$28,927 $	—	$31,339 $	—	$29,728 $	—

(a) The debt amounts above do not include the impact of interest rate swaps or debt issuance costs and discounts. The fair values of our publicly-traded notes were based on their unadjusted quoted market prices in markets that are not sufficiently active to be Level 1 and, accordingly, are considered Level 2. The fair values of our other debt were estimated based on current market interest rates being applied to this debt.

Financial Instruments that are Measured at Fair Value on a Recurring Basis

(in millions)	November 30, 2024			November 30, 2023		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets						
Cash equivalents (a)	$ 404	$ —	$ —	$ 1,021	$ —	$ —
Derivative financial instruments	—	2	—	—	22	—
Total	$ 404	$ 2	$ —	$ 1,021	$ 22	$ —
Liabilities						
Derivative financial instruments	$ —	$ 4	$ —	$ —	$ 28	$ —
Total	$ —	$ 4	$ —	$ —	$ 28	$ —

(a) Consists of money market funds and cash investments with original maturities of less than 90 days.

Nonfinancial Instruments that are Measured at Fair Value on a Nonrecurring Basis

Valuation of Goodwill and Trademarks

As of July 31, 2024, we performed our annual goodwill and trademark impairment reviews and determined there was no impairment for goodwill or trademarks.

As of November 30, 2024 and November 30, 2023, goodwill for our NAA segment was $579 million.

(in millions)	Trademarks		
	NAA Segment	Europe Segment	Total
At November 30, 2022	$ 927	$ 224	$ 1,151
Exchange movements	—	14	14
At November 30, 2023	927	237	1,164
Exchange movements	—	(4)	(4)
At November 30, 2024	$ 927	$ 234	$ 1,161

Impairment of Ships

In 2022, we determined that two ships had net carrying values that exceeded their respective estimated undiscounted future cash flows. We then estimated the fair value of these ships, based on their estimated selling values, and recognized ship impairment charges of $428 million which are included in ship and other impairments in our Consolidated Statements of Income (Loss). On a segment level, we recognized $8 million for our NAA segment and $421 million for our Europe segment. The principal assumption used in determining the fair value of these ships were the estimated sales proceeds, which are considered a Level 3 input.

We believe we have made reasonable estimates and judgments as part of our assessments. A change in the principal judgments or estimates may result in a need to perform additional impairment reviews.

Refer to Note 2 — "Summary of Significant Accounting Policies, Preparation of Consolidated Financial Statements" for additional discussion.

Derivative Instruments and Hedging Activities

(in millions)	Balance Sheet Location	November 30, 2024		November 30, 2023	
Derivative assets					
Derivatives designated as hedging instruments					
Interest rate swaps (a)	Prepaid expenses and other	$	2	$	—
	Other assets		—		22
Derivatives not designated as hedging instruments					
Interest rate swaps (a)	Prepaid expenses and other		—		1
Total derivative assets		$	2	$	22
Derivative liabilities					
Derivatives designated as hedging instruments					
Cross currency swaps (b)	Other long-term liabilities	$	—	$	12
Interest rate swaps (a)	Other long-term liabilities		4		16
Total derivative liabilities		$	4	$	28

(a) We have interest rate swaps whereby we receive floating interest rate payments in exchange for making fixed interest rate payments. These interest rate swap agreements effectively changed $11 million at November 30, 2024 and $46 million at November 30, 2023 of EURIBOR-based floating rate euro debt to fixed rate euro debt, and $1.0 billion at November 30, 2024 and $2.5 billion at November 30, 2023 of SOFR-based variable rate debt to fixed rate debt. In 2024, we terminated a portion of our SOFR-based interest rate swaps with a notional amount of $1.5 billion. As of November 30, 2024 and November 30, 2023, the EURIBOR-based interest rate swaps settle through 2025 and were not designated as cash flow hedges; the SOFR-based interest rate swaps settle through 2027 and were designated as cash flow hedges.

(b) At November 30, 2023, we had a cross currency swap with a notional amount of $670 million that was designated as a hedge of our net investment in foreign operations with euro-denominated functional currencies. This cross currency swap was terminated in 2024.

Our derivative contracts include rights of offset with our counterparties. As of November 30, 2024 and 2023, there was no netting for our derivative assets and liabilities. The amounts that were not offset in the balance sheet were not material.

The effect of our derivatives qualifying and designated as hedging instruments recognized in other comprehensive income (loss) and in net income (loss) was as follows:

(in millions)	November 30, 2024		2023		2022	
Gains (losses) recognized in AOCI:						
Cross currency swaps – net investment hedges – included component	$	—	$	(4)	$	72
Cross currency swaps – net investment hedges – excluded component	$	—	$	(4)	$	(26)
Interest rate swaps – cash flow hedges	$	3	$	32	$	11
(Gains) losses reclassified from AOCI – cash flow hedges:						
Interest rate swaps – Interest expense, net of capitalized interest	$	(25)	$	(34)	$	2
Foreign currency zero cost collars – Depreciation and amortization	$	(1)	$	(2)	$	(2)
Gains (losses) recognized on derivative instruments (amount excluded from effectiveness testing – net investment hedges)						
Cross currency swaps – Interest expense, net of capitalized interest	$	2	$	11	$	5

The amount of gains and losses on derivatives not designated as hedging instruments recognized in earnings during the year ended November 30, 2024 and estimated cash flow hedges' unrealized gains and losses that are expected to be reclassified to earnings in the next twelve months are not material.

Financial Risks

Fuel Price Risks

We manage our exposure to fuel price risk by managing our consumption of fuel. Substantially all of our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We manage fuel consumption through fleet optimization, energy efficiency, itinerary efficiency, and new technologies and alternative fuels.

Foreign Currency Exchange Rate Risks

Overall Strategy

We manage our exposure to fluctuations in foreign currency exchange rates through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets and, when considered appropriate, through the use of derivative and non-derivative financial instruments. Our primary focus is to monitor our exposure to, and manage, the economic foreign currency exchange risks faced by our operations and realized if we exchange one currency for another. We consider hedging certain of our ship commitments and net investments in foreign operations. The financial impacts of our hedging instruments generally offset the changes in the underlying exposures being hedged.

Operational Currency Risks

Our operations primarily utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. Our operations also have revenue and expenses denominated in non-functional currencies. Movements in foreign currency exchange rates affect our consolidated financial statements.

Investment Currency Risks

We consider our investments in foreign operations to be denominated in stable currencies and of a long-term nature. We have euro-denominated debt which provides an economic offset for our operations with euro functional currency. In addition, we have in the past and may in the future utilize derivative financial instruments, such as cross currency swaps, to manage our exposure to investment currency risks.

Newbuild Currency Risks

Our shipbuilding contracts are typically denominated in euros. At November 30, 2024, our newbuild currency exchange rate risk relates to euro-denominated newbuild contract payments for non-euro functional currency brands. The cost of shipbuilding orders that we may place in the future that are denominated in a different currency than our cruise brands' functional currency will be affected by foreign currency exchange rate fluctuations. These foreign currency exchange rate fluctuations may affect our decision to order new cruise ships. We have in the past and may in the future utilize derivative financial instruments, such as foreign currency derivatives, to manage our exposure to newbuild currency risks. Our decisions to hedge non-functional currency ship commitments for our cruise brands are made on a case-by-case basis, considering the amount and duration of the exposure, market volatility, economic trends, our overall expected net cash flows by currency and other offsetting risks.

Interest Rate Risks

We manage our exposure to fluctuations in interest rates through our debt portfolio management and investment strategies. We evaluate our debt portfolio to determine whether to make periodic adjustments to the mix of fixed and floating rate debt through the use of interest rate swaps and the issuance of new debt.

Concentrations of Credit Risk

As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. We seek to manage these credit risk exposures, including counterparty nonperformance primarily associated with our cash and cash equivalents, investments, notes receivables, reserve funds related to customer deposits (when required), future financing facilities, contingent obligations, derivative instruments, insurance contracts and new ship progress payment guarantees, by:

- Conducting business with well-established financial institutions, insurance companies and export credit agencies
- Diversifying our counterparties
- Having guidelines regarding credit ratings and investment maturities that we follow to help safeguard liquidity and minimize risk
- Generally requiring collateral and/or guarantees to support notes receivable on significant asset sales and new ship progress payments to shipyards

We also monitor the creditworthiness of travel agencies and tour operators in Australia and Europe and credit and debit card providers to which we extend credit in the normal course of our business. Our credit exposure also includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in Australia and most of Europe where we are obligated to honor our guests' cruise payments made by them to their travel agents and tour operators regardless of whether we have received these payments.

Concentrations of credit risk associated with trade receivables and other receivables, charter-hire agreements and contingent obligations are not considered to be material, principally due to the large number of unrelated accounts, the nature of these contingent obligations and their short maturities. Normally, we have not required collateral or other security to support normal credit sales and have not experienced significant credit losses.

NOTE 11 — Leases

The components of expense were as follows:

(in millions)	November 30,		
	2024	2023	2022
Operating lease expense	$ 215	$ 213	$ 192
Variable lease expense (a) (b)	$ 211	$ 116	$ (39)

(a) Variable lease expense represents costs associated with our multi-year preferential berthing agreements which vary based on the number of passengers. These costs are recorded within commissions, transportation and other in our Consolidated Statements of Income (Loss). Variable lease expense related to operating leases, other than the port facilities, were not material to our consolidated financial statements.

(b) Several of our preferential berthing agreements have force majeure provisions which were in effect during the pause in guest cruise operations due to COVID-19.

During 2024, 2023 and 2022, the cash outflow for leases was materially consistent with the lease expense recognized and short-term lease costs were not material.

Right-of-use assets obtained in exchange for new and amended operating lease liabilities was $247 million in 2024 and $108 million in 2023.

Weighted average of the remaining lease terms and weighted average discount rates are as follows:

	November 30, 2024	November 30, 2023
Weighted average remaining lease term – operating leases (in years)	12	12
Weighted average discount rate – operating leases	5.9%	5.9%

As of November 30, 2024, maturities of operating lease liabilities were as follows:

(in millions)

Year		
2025	$	228
2026		227
2027		213
2028		200
2029		147
Thereafter		931
Total lease payments		1,947
Less: Present value discount		(545)
Present value of lease liabilities	$	1,402

For time charter arrangements where we are the lessor and for transactions with cruise guests related to the use of cabins, we do not separate lease and non-lease components since (1) the lease on a standalone basis would be classified as an operating lease and (2) the timing and pattern of transfer for the lease component and associated non-lease component are the same. As the non-lease components are the predominant components in the agreements, we account for these transactions under the Revenue Recognition guidance.

NOTE 12 — Segment Information

The chief operating decision maker, who is the President, Chief Executive Officer and Chief Climate Officer of Carnival Corporation and Carnival plc assesses performance and makes decisions to allocate resources for Carnival Corporation & plc based upon review of the results across all of our segments. The operating segments within each of our reportable segments have been aggregated based on the similarity of their economic and other characteristics, including geographic guest sourcing. Our four reportable segments are comprised of (1) NAA cruise operations, (2) Europe cruise operations ("Europe"), (3) Cruise Support and (4) Tour and Other.

Our Cruise Support segment includes our portfolio of leading port destinations and exclusive islands as well as other services, all of which are operated for the benefit of our cruise brands. Our Tour and Other segment represents the hotel and transportation operations of Holland America Princess Alaska Tours and other operations.

		As of and for the years ended November 30,											
(in millions)		Revenues		Operating expenses		Selling and administrative		Depreciation and amortization		Operating income (loss)		Capital expenditures		Total assets
2024														
NAA	$	16,802	$	10,555	$	1,952	$	1,664	$	2,631	$	3,943	$	30,892
Europe		7,710		4,734		961		676		1,340		270		15,042
Cruise Support . . .		255		156		320		193		(414)		382		2,732
Tour and Other . . .		255		193		19		24		18		32		390
	$	25,021	$	15,638	$	3,252	$	2,557	$	3,574	$	4,626	$	49,057
2023														
NAA	$	14,588	$	9,587	$	1,753	$	1,495	$	1,752	$	1,932	$	28,547
Europe		6,535		4,398		876		668		593		1,161		16,524
Cruise Support . . .		206		127		294		184		(399)		179		3,667
Tour and Other . . .		265		205		27		23		11		12		382
	$	21,593	$	14,317	$	2,950	$	2,370	$	1,956	$	3,284	$	49,120
2022														
NAA	$	8,281	$	7,526	$	1,517	$	1,408	$	(2,170)	$	2,568	$	27,413
Europe		3,531		3,925		745		692		(1,830)		2,213		15,317
Cruise Support . . .		171		120		225		140		(315)		155		8,461
Tour and Other . . .		185		187		27		36		(64)		4		512
	$	12,168	$	11,757	$	2,515	$	2,275	$	(4,379)	$	4,940	$	51,703

Revenue by geographic areas, which are based on where our guests are sourced, were as follows:

		Years Ended November 30,					
(in millions)		2024		2023		2022	
North America	$	15,089	$	13,112	$	7,866	
Europe		7,573		6,565		3,918	
Australia		1,445		1,181		252	
Other		915		735		132	
	$	25,021	$	21,593	$	12,168	

Substantially all of our long-lived assets consist of our ships and move between geographic areas.

NOTE 13 — Compensation Plans and Post-Employment Benefits

Equity Plans

We issue our share-based compensation awards, which at November 30, 2024 included time-based share awards (restricted stock awards and restricted stock units) and performance-based share awards (restricted stock units) (collectively "equity awards"), under the Carnival Corporation and Carnival plc stock plans. Equity awards are principally granted to management level employees and members of our Boards of Directors. The plans are administered by the Compensation Committees which are made up of independent directors who determine which employees are eligible to participate, the monetary value or number of shares for which equity awards are to be granted and the amounts that may be exercised or sold within a specified term. We had an aggregate of 26.8 million shares available for future grant at November 30, 2024. We fulfill our equity award obligations using shares purchased in the open market or with unissued or treasury shares. Our equity awards generally vest over a three-year period, subject to earlier vesting under certain conditions.

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at November 30, 2023	10,289,628	$ 11.45
Granted	5,746,531	$ 15.29
Vested	(3,802,982)	$ 13.91
Forfeited	(310,931)	$ 12.71
Outstanding at November 30, 2024	11,922,246	$ 12.48

As of November 30, 2024, there was $109 million of total unrecognized compensation cost related to equity awards, which is expected to be recognized over a weighted-average period of 1.6 years.

Single-employer Defined Benefit Pension Plans

We maintain several single-employer defined benefit pension plans, which cover certain shipboard and shoreside employees. The U.S. and UK shoreside employee plans are closed to new membership and are funded at or above the level required by U.S. or UK regulations. The remaining defined benefit plans are primarily unfunded. These plans provide pension benefits primarily based on employee compensation and years of service.

(in millions)	UK Plan (a) 2024	UK Plan (a) 2023	All Other Plans 2024	All Other Plans 2023
Change in projected benefit obligation:				
Projected benefit obligation as of December 1	$ 181	$ 198	$ 226	$ 223
Past service cost	1	1	18	18
Interest cost	8	8	12	11
Benefits paid	(7)	(6)	(17)	(20)
Actuarial (gain) loss on plans' liabilities	(3)	(19)	12	(4)
Plan curtailments, settlements and other	—	—	(1)	(1)
Administrative expenses	(1)	(1)	—	—
Exchange movements and other	(21)	—	—	—
Projected benefit obligation as of November 30	159	181	250	226
Change in plan assets:				
Fair value of plan assets as of December 1	196	222	9	10
Return (loss) on plans' assets	4	(20)	1	—
Employer contributions	—	1	17	20
Benefits paid	(7)	(6)	(17)	(20)
Plan settlements	—	—	(1)	(1)
Administrative expenses	(1)	(1)	—	—
Exchange movements and other	(25)	—	—	—
Fair value of plan assets as of November 30	168	196	8	9
Funded status as of November 30	$ 9	$ 15	$ (242)	$ (218)

(a) The P&O Princess Cruises (UK) Pension Scheme ("UK Plan")

The amounts recognized in the Consolidated Balance Sheets for these plans were as follows:

(in millions)	UK Plan November 30, 2024	UK Plan November 30, 2023	All Other Plans November 30, 2024	All Other Plans November 30, 2023
Other assets	$ 9	$ 15	$ —	$ —
Accrued liabilities and other	$ —	$ —	$ 32	$ 29
Other long-term liabilities	$ —	$ —	$ 210	$ 188

The accumulated benefit obligation for all defined benefit pension plans was $244 million and $220 million at November 30, 2024 and 2023.

Amounts for pension plans with accumulated benefit obligations in excess of fair value of plan assets are as follows:

(in millions)	November 30, 2024	November 30, 2023
Projected benefit obligation	$ 250	$ 226
Accumulated benefit obligation	$ 244	$ 220
Fair value of plan assets	$ 8	$ 9

The net periodic pension cost recognized in the Consolidated Statements of Income (Loss) were as follows:

(in millions)	UK Plan November 30, 2024	UK Plan November 30, 2023	UK Plan November 30, 2022	All Other Plans November 30, 2024	All Other Plans November 30, 2023	All Other Plans November 30, 2022
Service cost	$ 1	$ 1	$ —	$ 18	$ 18	$ 18
Interest cost	8	8	5	12	11	5
Expected return on plan assets	(9)	(8)	(6)	—	—	—
Amortization of net loss (gain)	2	—	—	—	—	3
Settlement loss recognized	—	—	—	—	1	1
Net periodic pension cost (income)	$ 2	$ 1	$ (1)	$ 31	$ 30	$ 26

The components of net periodic pension cost other than the service cost component are included in other income (expense), net in the Consolidated Statements of Income (Loss).

Weighted average assumptions used to determine the projected benefit obligation are as follows:

	UK Plan 2024	UK Plan 2023	All Other Plans 2024	All Other Plans 2023
Discount rate	5.2%	5.2%	5.2%	5.7%
Rate of compensation increase	2.9%	2.9%	3.0%	3.0%

Weighted average assumptions used to determine net pension income are as follows:

	UK Plan 2024	UK Plan 2023	UK Plan 2022	All Other Plans 2024	All Other Plans 2023	All Other Plans 2022
Discount rate	5.2%	4.3%	1.6%	5.6%	5.4%	3.2%
Expected return on assets	5.6%	4.3%	—%	6.0%	3.5%	2.3%
Rate of compensation increase	2.9%	2.9%	2.7%	3.0%	3.0%	3.0%

The discount rate used to determine the UK Plan's projected benefit obligation was determined as the single equivalent rate based on applying a yield curve determined from AA credit rated bonds at the balance sheet date to the cash flows making up the pension plan's obligations. The discount rate used to determine the UK Plan's future net periodic pension cost was determined as the equivalent rate based on applying each individual spot rate from a yield curve determined from AA credit rated bonds at the balance sheet date for each year's cash flow. The UK Plan's expected long-term return on plan assets is consistent with the long-term investment return target provided to the UK Plan's fiduciary manager (UK government fixed interest bonds (gilts)) plus 1.0% and was 5.7% per annum as of November 30, 2024.

Amounts recognized in AOCI are as follows:

	UK Plan		All Other Plans	
	November 30,		November 30,	
	2024	**2023**	**2024**	**2023**
Actuarial losses (gains) recognized in the current year . . .	$ 2	$ 9	$ 12	$ (4)
Amortization and settlements included in net periodic pension cost	$ (2)	$ (1)	$ (1)	$ (1)

We anticipate making contributions of $33 million to the plans during 2025. Estimated future benefit payments to be made during each of the next five fiscal years and in the aggregate during the succeeding five fiscal years are as follows:

(in millions)	**UK Plan**	**All Other Plans**
2025	$ 7	$ 33
2026	7	30
2027	7	29
2028	8	31
2029	8	30
2030 – 2034	50	146
	$ 88	$ 298

Our investment strategy for our pension plan assets is to maintain a diversified portfolio of asset classes to produce a sufficient level of diversification and investment return over the long term. The investment policy for each plan specifies the type of investment vehicles appropriate for the plan, asset allocation guidelines, criteria for selection of investment managers and procedures to monitor overall investment performance, as well as investment manager performance. As of November 30, 2024 and 2023, the All Other Plans were unfunded.

The fair values of the plan assets of the UK Plan by investment class are as follows:

	November 30,	
	2024	**2023**
Equities	$ 11	$ 47
UK government fixed interest bonds (gilts)	157	149
	$ 168	$ 196

Multiemployer Defined Benefit Pension Plans

We participate in two multiemployer defined benefit pension plans in the UK, the British Merchant Navy Officers Pension Fund (registration number 10005645) ("MNOPF"), which is divided into two sections, the "Old Section" and the "New Section," and the British Merchant Navy Ratings Pension Fund (registration number 10005646) ("MNRPF"). Collectively, we refer to these as "the multiemployer plans." The multiemployer plans are maintained for the benefit of the employees of the participating employers who make contributions to the plans. The risks of participating in these multiemployer plans are different from single-employer plans, including:

- Contributions made by employers, including us, may be used to provide benefits to employees of other participating employers
- If any of the participating employers were to withdraw from the multiemployer plans or fail to make their required contributions, any unfunded obligations would be the responsibility of the remaining participating employers.

We are contractually obligated to make all required contributions as determined by the plans' trustees. All of our multiemployer plans are closed to new membership and future benefit accrual.

The MNOPF Old Section is fully funded and covered by a third-party insurer, with no further funding obligations.

We expense our portion of the MNOPF New Section deficit as amounts are invoiced by, and become due and payable to, the trustees. Based on the most recent triennial valuation at March 31, 2024 of the MNOPF New Section, it was determined that this plan was 100% funded. In 2024, 2023 and 2022, our contributions to the MNOPF New Section did not exceed 5% of total contributions to the fund.

We accrue and expense our portion of the MNRPF deficit based on our estimated probable obligation from the most recent actuarial review. Based on the most recent triennial valuation at March 31, 2023 of the MNRPF, it was determined that this plan was 85% funded. Our share of the deficit of $3 million was paid in 2024. In 2024, 2023 and 2022, our contributions to the MNRPF did not exceed 5% of total contributions to the fund.

Total expense (benefit) for the multiemployer plans was $(19) million in 2024, $1 million in 2023 and $2 million in 2022.

Defined Contribution Plans

We have several defined contribution plans available to most of our employees. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense for these plans was $47 million in 2024, $48 million in 2023 and $40 million in 2022.

NOTE 14 — Earnings Per Share

	Years Ended November 30,		
(in millions, except per share data)	**2024**	**2023**	**2022**
Net income (loss)	$ 1,916	$ (74)	$ (6,093)
Interest expense on dilutive Convertible Notes	94	—	—
Net income (loss) for diluted earnings per share	$ 2,009	$ (74)	$ (6,093)
Weighted-average shares outstanding	1,274	1,262	1,180
Dilutive effect of equity awards	5	—	—
Dilutive effect of Convertible Notes	119	—	—
Diluted weighted-average shares outstanding	1,398	1,262	1,180
Basic earnings per share	$ 1.50	$ (0.06)	$ (5.16)
Diluted earnings per share	$ 1.44	$ (0.06)	$ (5.16)

Antidilutive shares excluded from diluted earnings per share computations were as follows:

	November 30,		
(in millions)	**2024**	**2023**	**2022**
Equity awards	—	4	1
Convertible Notes	—	130	55
Total antidilutive securities	—	134	56

NOTE 15 — Supplemental Cash Flow Information

(in millions)	November 30,					
	2024		**2023**		**2022**	
Cash and cash equivalents (Consolidated Balance Sheets)	$	1,210	$	2,415	$	4,029
Restricted cash (a)		21		21		2,008
Total cash, cash equivalents and restricted cash (Consolidated Statements of Cash Flows)	$	1,231	$	2,436	$	6,037

(a) Substantially all restricted cash as of November 30, 2022 related to the net proceeds from the issuance of our 2028 Senior Priority Notes. The contractual restrictions on these proceeds were satisfied in December 2022 at which time these amounts became unrestricted.

Cash paid for interest, net of capitalized interest, was $1.6 billion in 2024, $2.0 billion in 2023 and $1.4 billion in 2022. Cash benefit received (paid) for income taxes, net was not material in 2024, 2023 and 2022. Non-cash purchases of property and equipment included in accrued liabilities and other were $392 million in 2024, $307 million in 2023 and $100 million in 2022.

In August 2022, we issued $339 million aggregate principal amount of 2024 Convertible Notes pursuant to privately-negotiated non-cash exchange agreements with certain holders of the 2023 Convertible Notes, pursuant to which such holders agreed to exchange their 2023 Convertible Notes for an equal amount of 2024 Convertible Notes. In November 2022, we issued an additional $87 million aggregate principal amount of the 2024 Convertible Notes pursuant to privately-negotiated non-cash exchange agreements with certain holders of the 2023 Convertible Notes, pursuant to which such holders agreed to exchange their 2023 Convertible Notes for an equal amount of additional 2024 Convertible Notes. In September 2024, substantially all of the 2024 Convertible Notes were converted to shares of common stock.

Refer to Note 5 — "Debt" for additional detail relating to our 2028 Senior Priority Notes and the 2024 Convertible Notes.

For the years ended November 30, 2024, 2023 and 2022, we did not have borrowings or repayments of commercial paper with original maturities greater than three months.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Our management, with the participation of our President, Chief Executive Officer and Chief Climate Officer and our Chief Financial Officer and Chief Accounting Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the 2013 Internal Control — Integrated Framework (the "COSO Framework"). Based on this evaluation under the COSO Framework, our management concluded that our internal control over financial reporting was effective as of November 30, 2024.

Deloitte & Touche LLP, the independent registered public accounting firm that audited our consolidated financial statements, has also audited the effectiveness of our internal control over financial reporting as of November 30, 2024 as stated in their report, which is included in this 2024 Annual Report.

Josh Weinstein
President and Chief Executive Officer and
Chief Climate Officer
January 27, 2025

David Bernstein
Chief Financial Officer and
Chief Accounting Officer
January 27, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the "Company") as of November 30, 2024, the related consolidated statements of income (loss), comprehensive income (loss), shareholders' equity, and cash flows, for the year ended November 30, 2024, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of November 30, 2024, based on criteria established in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2024, and the results of its operations and its cash flows for the year ended November 30, 2024, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2024, based on criteria established in *Internal Control — Integrated Framework* (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control over Financial Reporting.* Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Debt — Refer to Notes 2 and 5 to the Financial Statements

Critical Audit Matter Description

The Company has current and long-term debt of $1.5 billion and $25.9 billion, respectively, as of November 30, 2024. Debt is recorded at initial fair value, which normally reflects the proceeds received by the Company, net of debt issuance costs. Debt is subsequently stated at amortized cost. Debt issuance costs, discounts and premiums are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the debt. Debt issuance costs related to a recognized debt liability are presented as a direct deduction of the carrying amount of that debt, consistent with debt discounts. Debt issuance costs related to the Company's revolving facility and export credit facilities not yet drawn are deferred and recorded as an asset. Debt issuance costs paid to lenders related to a recognized debt liability are netted against the proceeds from the related debt while debt issuance costs paid to third parties, or related to undrawn credit facilities, are presented separately within financing activities. Debt instruments are also evaluated by the Company for the existence of features that must be separated and accounted for as a derivative. During the year ended November 30, 2024, the Company entered into various debt transactions that involved issuance of new debt, modification and extinguishment of existing debt, and refinancing of existing syndicated debt.

We identified the accounting for debt and the related debt transactions, as a critical audit matter because of the complexity involved in (i) evaluating the accounting for the refinanced debt including whether such refinancing transactions resulted in a debt modification or extinguishment and the associated impact on debt issuance costs, (ii) evaluating the appropriate statement of cash flows presentation for a debt transaction that involved a syndicated loan with multiple lenders, and (iii) evaluating the existence of and accounting for features embedded in new or amended debt agreements that must be separated and accounted for as a derivative. This required an increased extent of effort due to the potential magnitude and complexity of the debt transactions, including the assistance of our professionals with specialized knowledge and skills in the relevant technical accounting guidance required when performing audit procedures to address these matters.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the accounting for debt and related debt transactions included the following, among others:

- We tested the effectiveness of controls over debt including those over the application of relevant technical accounting guidance to complex and significant debt transactions.

- We evaluated and tested management's debt modification or extinguishment analysis by:
  - Testing the accuracy and completeness, including mathematical accuracy, of management's analysis.
  - Evaluating management's analysis over whether the debt transactions met the conditions to be treated as a debt modification or extinguishment by evaluating it against the relevant technical accounting guidance.
- We evaluated and tested management's analysis of the cash receipts and repayment amounts, on a lender-by-lender basis, related to the refinancing of existing syndicated debt to assess the appropriateness of such amounts in the statement of cash flows presentation by:
  - Reading the terms of the debt agreements related to the syndicated loan with multiple lenders.
  - Testing the completeness and accuracy, including mathematical accuracy, of the Company's lender-by-lender analysis.
  - Evaluating management's analysis over whether the cash receipts and repayment amounts, on a lender-by-lender basis, met the conditions to be accounted for as a debt modification or extinguishment.
  - Utilizing the assistance of our professionals with specialized knowledge and skills in the relevant technical accounting guidance we evaluated the Company's conclusion regarding the appropriate statement of cash flows presentation.
- We evaluated the conclusions reached by management on its analysis of the terms in the new, amended and refinanced debt agreements to evaluate the existence of features in the new or amended debt agreements that must be separated and accounted for as a derivative by:
  - Reading the terms for a selection of debt agreements to evaluate the existence of features in the new or amended debt agreements that must be separated and accounted for as a derivative.
  - Evaluating management's analysis identifying the existence of and accounting for the features in the new, amended and refinanced debt agreements that must be separated and accounted for as a derivative by evaluating it against the relevant technical accounting guidance.

Deloitte & Touche LLP

Miami, Florida
January 27, 2025

We have served as the Company's auditor since fiscal 2024.

Report of Independent Registered Public Accounting Firm

To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the "Company") as of November 30, 2023, and the related consolidated statements of income (loss), of comprehensive income (loss), of shareholders' equity and of cash flows for each of the two years in the period ended November 30, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2023, and the results of its operations and its cash flows for each of the two years in the period ended November 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for convertible instruments in 2023.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Miami, Florida
January 26, 2024

We served as the Company's auditor from 2003 to 2024. Prior to that, we served as Carnival Corporation's auditor since at least 1986. We were not able to determine the specific year we began serving as auditor of Carnival Corporation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2024 Executive Overview

We had a strong year, setting records and achieving milestones, including:

- Full year revenues hit an all-time high of $25 billion, over 15 percent higher than the prior year
- Seven consecutive quarters of record revenues
- Record full year operating income of $3.6 billion, over 80 percent higher than the prior year
- All-time high cash from operations of almost $6 billion
- Higher ticket prices for 2024 versus 2023 for all of our major cruise lines and onboard spending levels that accelerated sequentially each quarter throughout the year
- Record booking trends and record year-end customer deposits, indicating a continuation of the strong momentum we've been experiencing for the last two years

We remain laser focused on further reducing interest expense and rebuilding our investment-grade balance sheet. During 2024, we made debt prepayments of over $3 billion, bringing our total prepayments to over $7 billion since the beginning of 2023. Additionally, we have reduced our debt balance by over $8 billion from the peak in January 2023, ending the year with $27.5 billion of debt.

We are delivering long-term value for our shareholders through improved operational execution across our cruise lines. We ended 2024 with adjusted return on invested capital ("ROIC") comfortably above our cost of capital.

We welcomed three new ships during 2024: *Carnival Jubilee,* the third of five Excel class vessels for Carnival Cruise Line; *Sun Princess,* Princess Cruises' next generation flagship which was just awarded Conde Nast Traveler's 2024 Mega Ship of the year in the U.S.; and *Queen Anne,* Cunard's first new ship in 14 years.

We have also been focusing on each of our cruise lines' unique target markets, launching new marketing campaigns across all our brands. In 2024, both new-to-cruise and repeat guests were each up double-digit percentages and we continue to attract new cruise guests as we work to increase awareness and consideration for cruise travel globally.

We continue to advance our enhanced destination strategy to provide guests with yet another reason to take a cruise vacation with us. Celebration Key, our new exclusive cruise port destination on Grand Bahama Island, is scheduled to open in the summer of 2025, with an additional pier opening in the fall of 2026. Its five portals built for fun will further expand our experience offerings with an abundance of features and amenities for our guests. Celebration Key will be our largest and closest destination in our portfolio, saving fuel costs and reducing greenhouse gas emissions. In addition, we recently announced plans to enhance Half Moon Cay, our highly rated and award-winning exclusive Bahamian destination. The enhancements will lean further into this destination's natural beauty and pristine appeal, reinforcing its new name — RelaxAway, Half Moon Cay. Featuring a newly constructed pier that is expected to be ready in the summer of 2026, the destination will allow two ships to dock, including Carnival Cruise Line's largest ships that will be able to visit for the first time. We believe developing and promoting these unique assets will help us cast the net wider and capture even more new-to-cruise demand.

During 2024, we also continued making progress towards our sustainability goals. We reduced our greenhouse gas emission intensity by approximately 17.5 percent compared to 2019, on track to achieve our targeted reduction of 20 percent by the end of 2026, a goal that was previously pulled forward by four years. We have also lowered our absolute greenhouse gas emissions by almost 10 percent since 2019, despite capacity growth of over nine percent over the same period.

We are grateful for the efforts of our hard working and dedicated team who delivered a step change improvement in 2024 and set us up very well for 2025 and beyond, while consistently delivering unforgettable happiness to over 13 and a half million people in 2024, by providing them with extraordinary cruise vacations while honoring the integrity of every ocean we sail, place we visit and life we touch.

New Accounting Pronouncements

Refer to our consolidated financial statements for further information on *Accounting Pronouncements*.

Critical Accounting Estimates

Our critical accounting estimates are those we believe require our most significant judgments about the effect of matters that are inherently uncertain. A discussion of our critical accounting estimates, the underlying judgments and uncertainties used to make them and the likelihood that materially different estimates would be reported under different conditions or using different assumptions is as follows:

Ship Accounting

We make several critical accounting estimates with respect to our ship accounting including ship improvement costs, estimated useful lives and residual values.

We account for ship improvement costs, including replacements of certain significant components and parts, by capitalizing those costs that we believe add value to our ships and have a useful life greater than one year and depreciating those improvements over their estimated remaining useful life. The costs of repairs and maintenance, including those incurred when a ship is taken out-of-service for scheduled maintenance, and minor improvement costs and expenses, are charged to expense as incurred. If we change our assumptions in making our determinations as to whether improvements to a ship add value, the amounts we expense each year as repair and maintenance expense could increase, which would be partially offset by a decrease in depreciation expense, resulting from a reduction in capitalized costs.

In addition, the specifically identified or estimated cost and accumulated depreciation of previously capitalized ship components are written-off upon retirement, which may result in a loss on disposal that is also included in other operating expenses. We do not have cost segregation studies performed to specifically componentize our ships. In addition, since we do not separately componentize our ships, we do not identify and track depreciation of original ship components. Therefore, we typically have to estimate the net book value of components that are retired, based primarily upon their replacement cost, their age and their original estimated useful lives. Given the large size and complexity of our ships, ship accounting estimates require considerable judgment and are inherently uncertain.

In order to compute our ships' depreciation expense, we apply judgment to determine their useful lives as well as their residual values. We have estimated our ships' useful lives at 30 years and residual values at 15% of our original ship cost. Our ships' useful life and residual value estimates take into consideration the estimated weighted-average useful lives of the ships' major component systems, such as hull, superstructure, main electric, engines and cabins. We also take into consideration the impact of technological changes, historical useful lives of similarly-built ships, long-term cruise and vacation market conditions and regulatory changes, including those related to the environment and climate change. We determine the residual value of our ships based on our long-term estimates of their resale value at the end of their useful lives to us but before the end of their physical and economic lives to others, historical resale values of our and other cruise ships as well as our expectations of the long-term viability of the secondary cruise ship market. We review estimated useful lives and residual values for reasonableness whenever events or circumstances significantly change. During the pause of our guest cruise operations, we disposed of ships for amounts significantly below their book values. Management estimates that this trend will continue to normalize in the coming years.

The IMO's 2023 Strategy on Reduction of GHG Emissions from Ships ("IMO Strategy") strives to peak GHG emissions from international shipping as soon as possible and to reach net zero GHG emissions on a well-to-wake basis by or around 2050. The IMO Strategy includes checkpoints in 2030 and 2040 that seek reductions in the absolute GHG emissions from international shipping by at least 20% and 70%, respectively, compared to 2008. It also includes a target of a 40% reduction in CO_2 emissions intensity by 2030 compared to 2008. The EU has also proposed several regulations that will likely impact the cost of fossil fuels and has recently adopted the inclusion of maritime shipping in the EU's Emissions Trading System. We have established Climate Action Goals, which include a GHG intensity reduction goal of 20% by 2030 from the 2019 baseline and we are pursuing our aspiration of net zero emissions by 2050. Given a 30-year estimated useful life for our ships, our most recently delivered vessels' lives will extend beyond this 2050 date. To provide a path to net zero emissions, alternative low GHG emission fuels will be necessary for the maritime industry; however, there are significant supply challenges that must be resolved before viability is reached. We are closely monitoring technology developments and partnering with organizations on research and development to support our sustainability goals and aspirations. Our fleet's engines are capable of being modified for use with certain alternative fuels and we have completed tests on the use of marine biofuel blends on certain ships in our fleet. In addition, and in support of our Climate Action Goals, we invest in technologies, including the use of LNG powered cruise ships, the installation of Advanced Air Quality Systems on board our ships to aid in the reduction of sulfur emissions, the use of shore power, enabling ships to use shoreside electric power where available while in port and various other efficiency related upgrades intended to reduce our emissions. It is uncertain how proposed and possible future regulatory changes related to the environment and climate change and our aspiration of net zero emissions by 2050, may impact our ships' useful lives and residual values and the impact is dependent on future regulatory actions and technological advances. As of November 30, 2024, management concluded that there were no changes in our ship useful lives and residual value estimates.

If materially different conditions existed, or if we materially changed our assumptions of ship useful lives and residual values, then our depreciation expense, loss on retirement of ship components and net book value of our ships would be materially different. Our 2024 ship depreciation expense would have increased by approximately:

- $51 million assuming we had reduced our estimated 30-year ship useful life estimate by one year at the time we took delivery or acquired each of our ships
- $260 million assuming we had estimated our ships to have no residual value

We believe that the estimates we made for ship accounting purposes are reasonable and our methods are consistently applied in all material respects and result in depreciation expense that is based on a rational and systematic method to equitably allocate the costs of our ships to the periods during which we use them.

Valuation of Ships

We review our ships for impairment whenever events or changes in circumstances indicate that the carrying value of a ship may not be recoverable. When an impairment review is appropriate, such as an expected sale of a ship before the end of its useful life, impairment reviews of our ships require us to make significant estimates. We evaluate ship asset impairments at the individual ship level which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If estimated future cash flows are less than the carrying value of a ship, an impairment charge is recognized to the extent its carrying value exceeds its estimated fair value.

The estimation of a ship's fair value includes numerous assumptions that are subject to various risks and uncertainties. The principal assumption used in determining the fair value of our ships tested for impairment in 2022 was the estimated sales proceeds.

We determined the fair value of these ships based on their respective estimated selling values, for those ships expected to be disposed of, or estimated discounted future cash flows and comparable market transactions. Where estimated future cash flows are used to estimate the recoverable value of a ship, the cash flows include estimated regulatory costs, including those related to proposed regulations, which are likely to impact costs and capital expenditures, including those expected to meet our 2030 Climate Action Goals.

Refer to our consolidated financial statements for additional discussion of our property and equipment policy and ship impairment reviews.

We believe that we have made reasonable estimates.

Contingencies

We periodically assess the potential liabilities related to any lawsuits or claims brought against us, as well as for other known unasserted claims, including environmental, legal, regulatory and guest and crew matters. While it is typically very difficult to determine the timing and ultimate outcome of these matters, we use our best judgment to determine the appropriate amounts to record in our consolidated financial statements.

We accrue a liability and establish a reserve when we believe a loss is probable and the amount of the loss can be reasonably estimated. In assessing probable losses, we make estimates of the amount of probable insurance recoveries, if any, which are recorded as assets where appropriate. Such accruals and reserves are typically based on developments to date, management's estimates of the outcomes of these matters, our experience in contesting, litigating and settling other similar matters, historical claims experience, actuarially determined estimates of liabilities and any related insurance coverage.

Given the inherent uncertainty related to the eventual outcome of these matters and potential insurance recoveries, it is possible that all or some of these matters may be resolved for amounts materially different from any provisions or disclosures that we may have made. In addition, as new information becomes available, we may need to reassess amounts accrued related to our contingencies. All such changes in our estimates could materially impact our results of operations and financial position.

Refer to our consolidated financial statements for additional discussion of contingencies.

Known Trends and Uncertainties

- We believe the volatility in the cost of fuel is reasonably likely to continue to impact our profitability in both the short and long-term.
- We believe the increasing global focus on climate change, including the reduction of GHG emissions and new and evolving regulatory requirements, is reasonably likely to have a material negative impact on our future financial results. We became subject to the EU Emissions Trading System ("ETS") on January 1, 2024, which includes a three-year phase-in period. Refer to XVIII. Governmental Regulations.

Results of Operations

We have historically earned substantially all of our cruise revenues from the following:

- Sales of passenger cruise tickets and, in some cases, the sale of air and other transportation to and from airports near our ships' home ports and cancellation fees. The cruise ticket price typically includes the following:

  - Accommodations
  - Most meals, including snacks at numerous venues
  - Access to amenities such as swimming pools, water slides, water parks, whirlpools, a health club and sun decks
  - Child care and supervised youth programs
  - Entertainment, such as theatrical and comedy shows, live music and nightclubs
  - Visits to multiple destinations

- Sales of onboard goods and services not included in the cruise ticket price. This generally includes the following:

  - Beverage sales
  - Casino gaming
  - Shore excursions
  - Retail sales
  - Photo sales
  - Internet and communication services
  - Full service spas
  - Specialty restaurants
  - Art sales
  - Laundry and dry cleaning services

These goods and services are provided either directly by us or by independent concessionaires, from which we receive either a percentage of their revenues or a fee. Concession revenues do not have direct expenses because the costs and services incurred for concession revenues are borne by our concessionaires. In 2024, we earned 34% of our cruise revenues from onboard and other revenue goods and services.

We earn our tour and other revenues from our hotel and transportation operations and other revenues.

We incur cruise operating expenses for the following:

- The costs of passenger cruise bookings, which include travel agent commissions, cost of air and other transportation, port fees, taxes, and charges that directly vary with guest head counts and credit and debit card fees
- Onboard and other cruise costs, which include the costs of beverage sales, costs of shore excursions, costs of retail sales, internet and communication costs, credit and debit card fees, other onboard costs, costs of cruise vacation protection programs and pre- and post-cruise land packages
- Payroll and related costs, which include the costs of officers and crew in bridge, engineering and hotel operations. Substantially all costs associated with our shoreside personnel are included in selling and administrative expenses
- Fuel costs, which include fuel delivery costs and European Union Allowance costs
- Food costs, which include both our guest and crew food costs
- Other ship operating expenses, which include port costs that do not vary with guest head counts; repairs and maintenance, including minor improvements and dry-dock expenses; hotel costs; entertainment; gains and losses on ship sales; ship impairments; freight and logistics; insurance premiums and all other ship operating expenses

We incur tour and other costs and expenses for our hotel and transportation operations and other expenses.

Statistical Information

	Years Ended November 30,		
	2024	**2023**	**2022**
Passenger Cruise Days ("PCDs") *(in millions)* (a)	100.5	91.4	54.6
Available Lower Berth Days ("ALBDs") *(in millions)* (b) (c)	95.6	91.3	72.5
Occupancy percentage (d)	105%	100%	75%
Passengers carried *(in millions)*	13.5	12.5	7.7
Fuel consumption in metric tons *(in millions)*	2.9	2.9	2.6
Fuel consumption in metric tons per thousand ALBDs	30.9	32.1	36.1
Fuel cost per metric ton consumed (excluding European Union Allowance)	$ 665	$ 701	$ 830
Currencies (USD to 1)			
AUD	$ 0.66	$ 0.66	$ 0.70
CAD	$ 0.73	$ 0.74	$ 0.77
EUR	$ 1.09	$ 1.08	$ 1.06
GBP	$ 1.28	$ 1.24	$ 1.25

Notes to Statistical Information

(a) PCD represents the number of cruise passengers on a voyage multiplied by the number of revenue-producing ship operating days for that voyage.

(b) ALBD is a standard measure of passenger capacity for the period that we use to approximate rate and capacity variances, based on consistently applied formulas that we use to perform analyses to determine the main non-capacity driven factors that cause our cruise revenues and expenses to vary. ALBDs assume that each cabin we offer for sale accommodates two passengers and is computed by multiplying passenger capacity by revenue-producing ship operating days in the period.

(c) In 2024 compared to 2023, we had a 4.7% capacity increase in ALBDs comprised of a 7.9% capacity increase in our NAA segment and a 0.5% capacity decrease in our Europe segment.

Our NAA segment's capacity increase was caused by the following:

- Carnival Cruise Line 4,090-passenger capacity ship that transferred from Costa Cruises and entered into service in May 2023
- Seabourn 260-passenger capacity ship that entered into service in July 2023
- Carnival Cruise Line 5,360-passenger capacity ship that entered into service in December 2023
- Princess Cruises 4,310-passenger capacity ship that entered into service in February 2024
- Carnival Cruise Line 4,130-passenger capacity ship that transferred from Costa Cruises and entered into service in April 2024

The increase in our NAA segment's capacity was partially offset by a Seabourn 460-passenger capacity ship that was removed from service in September 2024.

Our Europe segment's capacity decrease was caused by the following:

- Costa Cruises 4,090-passenger capacity ship that transferred to Carnival Cruise Line in March 2023
- AIDA Cruises 1,270-passenger capacity ship that was removed from service in November 2023
- Costa Cruises 4,240-passenger capacity ship that transferred to Carnival Cruise Line and was removed from Costa Cruises' fleet in February 2024
- The Red Sea rerouting as certain ships repositioned without guests

The decrease in our Europe segment's capacity was partially offset by the following:

- The return to service of two ships as part of the completion of our return to guest cruise operations
- P&O Cruises (UK) 5,280-passenger capacity ship that entered into service in December 2022
- Cunard 2,960-passenger capacity ship that entered into service in May 2024

(d) Occupancy, in accordance with cruise industry practice, is calculated using a numerator of PCDs and a denominator of ALBDs, which assumes two passengers per cabin even though some cabins can accommodate three or more passengers. Percentages in excess of 100% indicate that on average more than two passengers occupied some cabins.

2024 Compared to 2023

The discussion below compares the results of operations for the year ended November 30, 2024 to the year ended November 30, 2023. This discussion should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this annual report. For a comparison of the Company's results of operations for the year ended November 30, 2023 to the year ended November 30, 2022, see "Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended November 30, 2023, which was filed with the U.S. Securities and Exchange Commission on January 26, 2024.

Revenues

Consolidated

Passenger ticket revenues made up 66% of our 2024 total revenues. Passenger ticket revenues increased by $2.4 billion, or 17%, to $16.5 billion in 2024 from $14.1 billion in 2023.

This increase was caused by:

- $988 million — higher ticket prices driven by continued strength in demand
- $705 million — 5.1 percentage point increase in occupancy
- $691 million — 4.7% capacity increase in ALBDs
- $86 million — net favorable foreign currency translational impact

These increases were partially offset by a decrease of $60 million in other passenger revenue.

The remaining 34% of 2024 total revenues was comprised of onboard and other revenues, which increased by $1.0 billion, or 14%, to $8.6 billion in 2024 from $7.5 billion in 2023.

This increase was driven by:

- $422 million — 4.7% capacity increase in ALBDs
- $286 million — 5.1 percentage point increase in occupancy
- $264 million — higher onboard spending by our guests

NAA Segment

Passenger ticket revenues made up 63% of our NAA segment's 2024 total revenues. Passenger ticket revenues increased by $1.5 billion, or 16%, to $10.6 billion in 2024 from $9.1 billion in 2023.

This increase was caused by:

- $717 million — 7.9% capacity increase in ALBDs
- $609 million — higher ticket prices driven by continued strength in demand
- $241 million — 2.7 percentage point increase in occupancy

These increases were partially offset by a decrease of $64 million in other passenger revenue.

The remaining 37% of our NAA segment's 2024 total revenues were comprised of onboard and other revenues, which increased by $753 million, or 14%, to $6.2 billion in 2024 from $5.5 billion in 2023.

This increase was caused by:

- $430 million — 7.9% capacity increase in ALBDs
- $191 million — higher onboard spending by our guests
- $145 million — 2.7 percentage point increase in occupancy

Europe Segment

Passenger ticket revenues made up 77% of our Europe segment's 2024 total revenues. Passenger ticket revenues increased by $945 million, or 19%, to $5.9 billion in 2024 from $5.0 billion in 2023.

This increase was driven by:

- $463 million — 8.8 percentage point increase in occupancy
- $379 million — higher ticket prices driven by continued strength in demand
- $87 million — net favorable foreign currency translational impact

These increases were partially offset by a 0.5% capacity decrease in ALBDs, representing $26 million.

The remaining 23% of our Europe segment's 2024 total revenues were comprised of onboard and other revenues, which increased by $231 million, or 15%, to $1.8 billion in 2024 from $1.5 billion in 2023.

This increase was driven by:

- $142 million — 8.8 percentage point increase in occupancy
- $72 million — higher onboard spending by our guests

Costs and Expenses

Consolidated

Operating expenses increased by $1.3 billion, or 9.2%, to $15.6 billion in 2024 from $14.3 billion in 2023.

This increase was caused by:

- $731 million — 4.7% capacity increase in ALBDs
- $333 million — higher commissions, transportation costs, and other expenses driven by higher commission on increased ticket pricing and an increase in the number of guests
- $144 million — higher onboard and other cost of sales driven by higher onboard revenues
- $139 million — 5.1 percentage point increase in occupancy
- $63 million — higher repair and maintenance expenses (including dry-dock expenses)
- $59 million — net unfavorable foreign currency translational impact
- $47 million — decreases in gains on ship sales realized in 2024 compared to 2023
- $36 million — higher port expenses

These increases were partially offset by:

- $89 million — lower fuel consumption per ALBD
- $58 million — lower fuel prices
- $23 million — change in pension valuation

Selling and administrative expenses increased by $302 million, or 10%, to $3.3 billion in 2024 from $2.9 billion in 2023. This increase was driven by higher compensation expense, increased investment in advertising and higher information technology expense.

Depreciation and amortization expenses increased by $187 million, or 7.9%, to $2.6 billion in 2024 from $2.4 billion in 2023. This increase was driven by capacity increases, fleet enhancements and investments in shoreside assets for our NAA segment.

NAA Segment

Operating expenses increased by $968 million, or 10%, to $10.6 billion in 2024 from $9.6 billion in 2023.

This increase was caused by:

- $753 million — 7.9% capacity increase in ALBDs
- $160 million — higher commissions, transportation costs, and other expenses driven by higher commission on increased ticket pricing and an increase in the number of guests
- $81 million — higher onboard and other cost of sales driven by higher onboard revenues
- $76 million — higher repair and maintenance expenses (including dry-dock expenses)
- $46 million — 2.7 percentage point increase in occupancy

These increases were partially offset by:

- $86 million — lower fuel consumption per ALBD
- $50 million — lower fuel prices

Selling and administrative expenses increased by $199 million, or 11%, to $2.0 billion in 2024 from $1.8 billion in 2023. This increase was driven by higher compensation expense, increased investment in advertising and higher information technology expense.

Depreciation and amortization expenses increased by $168 million, or 11%, to $1.7 billion in 2024 from $1.5 billion in 2023.

This increase was caused by:

- $117 million — 7.9% capacity increase in ALBDs
- $51 million — fleet enhancements and investments in shoreside assets

Europe Segment

Operating expenses increased by $336 million, or 7.6%, to $4.7 billion in 2024 from $4.4 billion in 2023.

This increase was caused by:

- $174 million — higher commissions, transportation costs, and other expenses driven by an increase in the number of guests
- $92 million — 8.8 percentage point increase in occupancy
- $63 million — higher onboard and other cost of sales driven by higher onboard revenues
- $62 million — net unfavorable foreign currency translational impact
- $47 million — nonrecurrence of gains on sale of three Europe segment ships in 2023

These increases were partially offset by a $23 million change in pension valuation.

Selling and administrative expenses increased by $85 million, or 9.7%, to $961 million in 2024 from $876 million in 2023.

Depreciation and amortization expenses increased by $8 million, or 1.2%, to $676 million in 2024 from $668 million in 2023.

Operating Income

Our consolidated operating income increased by $1.6 billion to $3.6 billion in 2024 from $2.0 billion in 2023. Our NAA segment's operating income increased by $879 million to $2.6 billion in 2024 from $1.8 billion in 2023, and our Europe segment's operating income increased by $747 million to $1.3 billion in 2024 from $593 million in 2023. These changes were primarily due to the reasons discussed above.

Nonoperating Income (Expense)

Interest expense, net of capitalized interest, decreased by $311 million, or 15%, to $1.8 billion in 2024 from $2.1 billion in 2023. The decrease was substantially all due to a decrease in total debt and lower average interest rates.

Debt extinguishment and modification costs decreased by $32 million, or 28%, to $79 million in 2024 from $111 million in 2023 as a result of debt transactions occurring during the respective periods.

Other income (expense), net increased by $157 million to $83 million in 2024 from ($75) million in 2023. The increase primarily relates to a non-recurring favorable result related to litigation.

Liquidity, Financial Condition and Capital Resources

As of November 30, 2024, we had $4.2 billion of liquidity including $1.2 billion of cash and cash equivalents and $2.9 billion of borrowings available under our multi-currency revolving credit facility ("Revolving Facility"). In addition, we had $7.8 billion of undrawn export credit facilities to fund ship deliveries planned through 2033. We will continue to pursue various opportunities to repay portions of our existing indebtedness and refinance future debt maturities to extend maturity dates and reduce interest expense. Refer to Note 5 — "Debt" of the consolidated financial statements and Funding Sources below for additional details.

We had a working capital deficit of $8.2 billion as of November 30, 2024 compared to a working capital deficit of $6.2 billion as of November 30, 2023. The increase in working capital deficit was caused by increases in customer deposits and accrued liabilities and other and decreases in the current portion of long-term debt, cash and cash equivalents and prepaid expenses and other. We operate with a substantial working capital deficit. This deficit is mainly attributable to the fact that, under our business model, substantially all of our passenger ticket receipts are collected in advance of the applicable sailing date. These advance passenger receipts generally remain a current liability on our balance sheet until the sailing date. The cash generated from these advance receipts is used interchangeably with cash on hand from other sources, such as our borrowings and other cash from operations. The cash received as advanced receipts can be used to fund operating expenses, pay down our debt, make long-term investments or any other use of cash. Included within our working capital are $6.4 billion and $6.1 billion of customer deposits as of November 30, 2024 and 2023. We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a capped reserve fund in cash. As of November 30, 2024, we were not required to maintain any reserve funds. In addition, we have a relatively low level of accounts receivable and limited investment in inventories.

Sources and Uses of Cash

Operating Activities

Our business provided $5.9 billion of net cash flows from operating activities during 2024, an increase of $1.6 billion, compared to $4.3 billion provided in 2023. This was caused by cash provided by the release of $0.8 billion credit card reserve funds (included in the change in prepaid expenses and other assets) and our net income position of $1.9 billion in 2024 compared to our net loss position of $74 million in 2023, partially offset by a decrease in other working capital changes.

Investing Activities

During 2024, net cash used in investing activities was $4.5 billion. This was caused by:

- Capital expenditures of $4.6 billion primarily attributable to the delivery of two NAA segment ships, one Europe segment ship and developments in our port destinations and exclusive islands
- Proceeds of $58 million primarily from the sale of an NAA segment ship

During 2023, net cash used in investing activities was $2.8 billion. This was driven by:

- Capital expenditures of $3.3 billion with the majority attributable to the delivery of one Europe segment ship and one NAA segment ship
- Proceeds from sales of three Europe segment ships, one NAA segment ship and other totaling $340 million

Financing Activities

During 2024, net cash used in financing activities of $2.6 billion was caused by:

- Repayments of $5.4 billion of long-term debt
- Debt issuance costs of $203 million
- Debt extinguishment costs of $41 million
- Issuances of $3.1 billion of long-term debt

During 2023, net cash used in financing activities of $5.1 billion was driven by:

- Repayments of $200 million of short-term borrowings
- Repayments of $5.9 billion of long-term debt and refinancing of $1.8 billion of long-term debt to extend maturities
- Issuances of $3.0 billion of long-term debt
- Debt issuance costs of $131 million
- Debt extinguishment costs of $79 million
- Proceeds from issuance of $22 million of Carnival Corporation common stock and purchases of $20 million of Carnival plc ordinary shares under our Stock Swap Program

For our cash flow activities for the fiscal year ended November 30, 2022, see "Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended November 30, 2023, which was filed with the U.S. Securities and Exchange Commission on January 26, 2024.

Material Cash Requirements

(in millions)	Payments Due by						
	2025	**2026**	**2027**	**2028**	**2029**	**Thereafter**	**Total**
Debt (a)	$ 2,969	$ 3,991	$ 6,016	$ 9,534	$ 4,706	$ 6,495	$ 33,712
Newbuild capital expenditures (b)	893	423	1,302	1,263	1,502	3,182	8,565
Total	$ 3,862	$ 4,414	$ 7,318	$ 10,797	$ 6,208	$ 9,677	$ 42,277

(a) Includes principal as well as estimated interest payments and does not include the impact of any future possible refinancings. Excludes undrawn export credits.

(b) As of November 30, 2024, we have undrawn export credit facilities of $7.8 billion which fund a portion of our newbuild contractual commitments.

Funding Sources

As of November 30, 2024, we had $4.2 billion of liquidity including $1.2 billion of cash and cash equivalents and $2.9 billion of borrowings available under our Revolving Facility. In addition, we had $7.8 billion of undrawn export credit facilities to fund ship deliveries planned through 2033. We plan to use existing liquidity and future cash flows from operations to fund our cash requirements including capital expenditures not funded by our export credit facilities. We seek to manage our credit risk exposures, including counterparty nonperformance associated with our cash and cash equivalents, and future financing facilities by conducting business with well-established financial institutions, and export credit agencies and diversifying our counterparties.

(in billions)	**2025**	**2026**	**2027**	**2028**	**2029**	**Thereafter**
Future export credit facilities at November 30, 2024	$ 0.7	$ —	$ 1.2	$ 1.2	$ 1.6	$ 3.1

Our export credit facilities contain various financial covenants as described in Note 5 — "Debt." At November 30, 2024, we were in compliance with the applicable covenants under our debt agreements.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

For a discussion of our hedging strategies and market risks, see the discussion below and the consolidated financial statements.

Fuel Price Risks

Substantially all our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships.

Foreign Currency Exchange Rate Risks

Operational Currency Risks

Our operations primarily utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. Our operations also have revenue and expenses denominated in non-functional currencies. Movements in foreign currency exchange rates will affect our consolidated financial statements.

Investment Currency Risks

The foreign currency exchange rates were as follows:

USD to 1:	November 30, 2024		November 30, 2023	
AUD	$	0.65	$	0.66
CAD	$	0.71	$	0.74
EUR	$	1.06	$	1.10
GBP	$	1.27	$	1.27

If the November 30, 2023 currency exchange rates had been used to translate our November 30, 2024 non-U.S. dollar functional currency operations' assets and liabilities (instead of the November 30, 2024 U.S. dollar exchange rates), our total assets would have been higher by $468 million and our total liabilities would have been higher by $408 million.

Newbuild Currency Risks

At November 30, 2024, our newbuild currency exchange rate risk primarily relates to euro-denominated newbuild contract payments, which represent a total commitment of $8.6 billion and relate to newbuilds scheduled to be delivered to non-euro functional currency brands. The functional currency cost of each of these ships will increase or decrease based on changes in the exchange rates until the payments are made under the shipbuilding contract. We may utilize foreign currency derivatives to mitigate some of this foreign currency exchange rate risk. Based on a 1% change in euro to U.S. dollar exchange rates as of November 30, 2024, the remaining cost of these ships would have a corresponding change of $86 million.

Interest Rate Risks

The composition of our debt, interest rate swaps and cross currency swaps was as follows:

	November 30, 2024
Fixed rate	60%
EUR fixed rate	23%
Floating rate	7%
EUR floating rate	10%

At November 30, 2024, we had an interest rate swap that effectively changed $11 million of EURIBOR-based floating rate euro debt to fixed rate euro debt. We also had interest rate swap agreements which effectively changed $1.0 billion at November 30, 2024 of SOFR-based floating rate USD debt to fixed rate USD debt. Based on a 100 basis point change in the market interest rates, our annual interest expense on floating rate debt, including the effect of our interest rate swaps, will change by approximately $48 million.

COMMON STOCK AND ORDINARY SHARES

Carnival Corporation common stock, together with paired trust shares of beneficial interest in the P&O Princess Special Voting Trust, which holds a Special Voting Share of Carnival plc, is traded on the NYSE under the symbol "CCL." Carnival plc ordinary shares trade on the London Stock Exchange under the symbol "CCL." Carnival plc American Depositary Shares ("ADSs"), each one of which represents one Carnival plc ordinary share, are traded on the NYSE under the symbol "CUK." The depositary for the ADSs is JPMorgan Chase Bank, N.A.

As of January 13, 2025, there were 2,315 holders of record of Carnival Corporation common stock and 28,223 holders of record of Carnival plc ordinary shares and 400 holders of record of Carnival plc ADSs.

We do not expect to pay dividends on Carnival Corporation common stock and Carnival plc ordinary shares for at least the next couple of years.

STOCK PERFORMANCE GRAPHS

Carnival Corporation

The following graph compares the Price Performance of $100 if invested in Carnival Corporation common stock with the Price Performance of $100 if invested in each of the Dow Jones U.S. Recreational Services Index (the "Dow Jones Recreational Index"), the FTSE 100 Index and the S&P 500 Index. The Price Performance, as used in the Performance Graph, is calculated by assuming $100 is invested at the beginning of the period in Carnival Corporation common stock at a price equal to the market value. At the end of each year, the total value of the investment is computed by taking the number of shares owned, assuming Carnival Corporation dividends are reinvested, multiplied by the market price of the shares.



5-Year Cumulative Total Returns

	Assumes $100 Invested on November 30, 2019 **Assumes Dividends Reinvested** **Years Ended November 30,**					
	2019	**2020**	**2021**	**2022**	**2023**	**2024**
Carnival Corporation Common Stock	$ 100	$ 45	$ 40	$ 22	$ 34	$ 57
Dow Jones Recreational Index	$ 100	$ 64	$ 65	$ 51	$ 66	$ 118
FTSE 100 Index	$ 100	$ 88	$ 103	$ 114	$ 117	$ 135
S&P 500 Index	$ 100	$ 117	$ 150	$ 136	$ 155	$ 208

Carnival plc

The following graph compares the Price Performance of $100 invested in Carnival plc ADSs, each representing one ordinary share of Carnival plc, with the Price Performance of $100 invested in each of the indexes noted below. The Price Performance is calculated in the same manner as previously discussed.

5-Year Cumulative Total Returns



	Assumes $100 Invested on November 30, 2019 Assumes Dividends Reinvested Years Ended November 30,					
	2019	**2020**	**2021**	**2022**	**2023**	**2024**
Carnival plc ADS	$ 100	$ 42	$ 39	$ 21	$ 32	$ 55
Dow Jones Recreational Index	$ 100	$ 64	$ 65	$ 51	$ 66	$ 118
FTSE 100 Index	$ 100	$ 88	$ 103	$ 114	$ 117	$ 135
S&P 500 Index	$ 100	$ 117	$ 150	$ 136	$ 155	$ 208

CORPORATE AND OTHER INFORMATION

EXECUTIVE OFFICERS

CARNIVAL CORPORATION & PLC

Micky Arison
Chair of the Boards of Directors

David Bernstein
Chief Financial Officer and Chief
Accounting Officer

Vice Admiral William R. Burke (Ret.) (a)
Chief Maritime Officer

Bettina Deynes
Global Chief Human Resources Officer

Enrique Miguez
General Counsel

Josh Weinstein
President, Chief Executive Officer and
Chief Climate Officer

BOARDS OF DIRECTORS

Micky Arison
Chair of the Boards,
Carnival Corporation & plc

Sir Jonathon Band
Former First Sea Lord and
Chief of Naval Staff,
British Navy

Jason Glen Cahilly
Chief Executive Officer,
Dragon Group LLC

Nelda J. Connors
Chair and Chief Executive Officer,
Pine Grove Holdings, LLC

Helen Deeble
Former Chief Executive Officer,
P&O Ferries Division Holdings Ltd.

Jeffrey J. Gearhart
Former Executive Vice President, Global
Governance and Corporate Secretary,
Walmart, Inc.

Katie Lahey
Former Chair,
Korn Ferry Australasia

Sara Mathew (b)
Former Chair, President and Chief
Executive Officer,
Dun & Bradstreet Corporation

Stuart Subotnick
President and Chief Executive Officer,
Metromedia Company

Laura Weil
Founder and Managing Partner,
Village Lane Advisory LLC

Josh Weinstein
President and Chief Executive Officer and
Chief Climate Officer,
Carnival Corporation & plc

Randy Weisenburger
Managing Member,
Mile26 Capital LLC

**DIRECTORS EMERITUS AND LIFE
PRESIDENTS**

Ted Arison (1924-1999)
Chair Emeritus, Carnival Corporation

Maks Birnbach (1920-2007)
Director Emeritus, Carnival Corporation

A. Kirk Lanterman (1931-2019)
Chair Emeritus
Holland America Line Inc.

Meshulam Zonis (1933-2009)
Director Emeritus, Carnival Corporation

Uzi Zucker
Director Emeritus, Carnival Corporation & plc

Horst Rahe
Life President of AIDA Cruises

**The Lord Sterling of
Plaistow GCVO, CBE**
Life President of P&O Cruises

OTHER INFORMATION

Corporate Headquarters
Carnival Corporation & plc
Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428 U.S.A.
305-599-2600

Registered Office in the UK
Carnival plc
Carnival House
100 Harbour Parade
Southampton S015 1ST UK
44 (0) 23 8065 5000

Registrars and Stock Transfer Agents
Carnival Corporation
Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3006 U.S.A.
800-568-3476 (U.S., U.S. Territories and
Canada)
781-575-2879 (Outside the U.S., U.S. Territories
and Canada)

Carnival plc
Equiniti Limited
Aspect House, Spencer Road
Lancing, West Sussex BN99 6DA UK
www.shareview.co.uk
44 (0) 371 384 2665 (UK)
If calling from outside of the UK, please ensure
the country code is used

Other Shareholder Information
Copies of our joint Annual Report on
Form 10-K, joint Quarterly Reports on
Form 10-Q, joint Current Reports on
Form 8-K, Carnival plc Annual and Half-Yearly
Reports and all amendments to those reports,
press releases and other documents, as well as
information on our cruise brands are available
through our website at www.carnivalcorp.com
or www.carnivalplc.com.

(a) Effective February 1, 2025, Vice Admiral William R. Burke (Ret.) will step down from his role and
Lars Ljoen will become an executive officer and assume the role of Chief Maritime Officer.

(b) Sara Mathew has made the decision not to seek re-election and will step down from the Boards of
Directors with effect from the conclusion of the 2025 Annual Meetings of Shareholders, at which time
the size of the Boards of Directors will be reduced to 11 members.



Carnival Place 3665 N.W. 87th Avenue Miami Florida 33178-2428 U.S.A. www.carnivalcorp.com
Carnival House 100 Harbour Parade Southampton S015 1ST UK www.carnivalplc.com